As filed with the Securities and Exchange Commission on November 4, 1997
                         Registration No. _________

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 Form SB-2
                           REGISTRATION STATEMENT
                                    Under
                         THE SECURITIES ACT OF 1933
                            THE CASTLE GROUP, INC.
            (Exact name of registrant as specified in its charter)

        Utah                        7011                     99037845
(State or jurisdiction  (Primary Standard Industrial    (I.R.S. Employer
  of incorporation or        Classification Code         Identification
     organization)                 Number)                   Number)

                         745 Fort Street Suite 1000
                            Honolulu, Hawaii  96813
                                (808) 524-0900
                         (Address and telephone number,
          principal executive offices and principal place of business)

                               Michael S. Nitta
                           Chief Financial Officer
                          745 Fort Street Suite 1000
                           Honolulu, Hawaii  96813
                                 (808) 524-0900
         (Name, address and telephone number, of agent for service)

                                  Copies to:
                            William J. Carey, Esq.
                            Davis Wright Tremaine
                        1001 Bishop Street Suite 1360
                           Honolulu, Hawaii  96813

      Approximate date of commencement of proposed sale to the public:
 As soon as practicable after this Registration Statement becomes effective

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number on the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462 under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for that offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


Title of                         Proposed        Proposed
each class of      Amount         Maximum         Maximum          Amount of
securities to       to be      offering price    aggregate       registration
be registered     registered      per share     offering price        Fee

Common Stock,
par value $.02    1,600,000    $                $                 $   1,655


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             THE CASTLE GROUP, INC.
       Cross Reference Sheet Pursuant to Item 501(b) of Regulation S-K

     Item of Form SB-2                   Caption or Location in Prospectus

1  Forepart of the Registration
   Statement and Outside Front Cover
   Page of Prospectus .................. Outside Front Cover Page

2  Inside Front and Outside Back Cover
   Pages of Prospectus ................. Inside Front Cover Page, Table of
                                         Outside Back Cover Page
3  Summary Information, Risk Factors and
   Ratio of Earnings to Fixed Charges .. Prospectus Summary, The Company, Risk
                                         Factors, Selected Financial Data

4  Use of Proceeds ..................... Prospectus Summary, Use of Proceeds

5  Determination of Offering Price...... Risk Factors, Underwriting

6  Dilution ............................ Dilution

7  Selling Security Holders ............ Not Applicable

8  Plan of Distribution ................ Outside Front Cover Page of
                                         Prospectus; Underwriting
9  Description of Securities to be
   Registered .......................... Description of Capital Stock

10 Interests of Named Experts and
   Counsel ............................. Not Applicable

11 Information with Respect to the
   Registrant .......................... Outside Front Cover Page of
                                         Prospectus; Inside Front Cover Page
                                         of Prospectus; Prospectus Summary;
                                         Risk Factors; The Company; Use of
                                         Proceeds; Dividend policy; Dilution;
                                         Capitalization; Pro Forma Financial
                                         and Other Data of the Company;
                                         Selected Historical Financial and
                                         Pro Forma Financial and Other Data;
                                         Management's Discussion and Analysis
                                         of financial Condition and Results of
                                         Operations; Business and Properties;
                                         Formation and Refinancing of the
                                         Company; Management; Certain
                                         Relationships and Related
                                         Transactions; Description of Capital
                                         Stock; Ownership of Common Stock;
                                         Shares Available for Future Sale;
                                         Additional Information; Financial
                                         Statements
12 Disclosure of Commission Position
   on Indemnification for Securities
   Act Liabilities ..................... Not Applicable

                           1,600,000 Shares
                        THE CASTLE GROUP, INC.
                            COMMON STOCK

All of the shares of Common Stock offered hereby are being sold by The Castle Group, Inc. (the "Company"). The Common Stock has filed an application to be admitted for quotation on the NASDAQ National Market System under the symbol "CAGU". See "Underwriting" for the information relating to the factors to be considered in determining the public offering price. On October 27, 1997, the last reported sale price of the Common Stock on the "Electronic Bulletin Board" of the NASD was $2.125 per share.

See "Risk Factors" regarding matters which should be carefully considered by prospective purchasers of the Common Stock offered hereby.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                Underwriting
                       Price      Discounts and    Proceeds to
                      to Public  Commissions     Issuer (2)
Per Share
Total Minimum (3)
Total Maximum (3)

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $220,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 160,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $________, $_______ and $_________, respectively.

(4) The Underwriters have agreed to sell, on a best efforts basis, a minimum of 800,000 shares of Common Stock up to a maximum of 1,600,000 Shares, on a best efforts basis.

The shares of Common Stock are being offered by the Underwriters herein, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates representing the shares will be made against payment therefor at the office of Fortress Financial Group Limited on or about __________________.


                      FORTRESS FINANCIAL GROUP LIMITED
              The date of this Prospectus is November __, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

The Company intends to furnish to its shareholders annual reports containing audited financial statements and quarterly reports for the first three-quarters of each fiscal year containing unaudited interim financial statements.

                            PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise indicates, (I) all references to the "Company" refer to The Castle Group, Inc. and its wholly owned subsidiaries, (ii) the proforma financial information assumes an
offering price of $3.00 per share, and (iii)  all information in    this
Prospectus assumes no exercise of the Underwriters' over-allotment option.

                               THE COMPANY

The Castle Group, Inc. is engaged in the business of hotel and resort management, sales and marketing. The Company operates its business under the trade names "Hawaiian Pacific Resorts" and "Castle Resorts and Hotels". At September 22, 1997 the Company had 28 management, sales or marketing contracts covering 3,055 rooms. The majority of the properties currently under management are located on all of the major islands within the State of Hawaii. The Company has one management contract for a 68 room condominium resort located in Saipan.

The Company manages a wide variety of hotels and resorts from small budget inns to luxury condominium resorts. Average room rates for the properties average from $40 to over $450. With such a wide variety of products, the Company is able to appeal to all levels of traveler. In times of changing economic conditions, this diversity provides a wide base of potential travel clientele as well as property owner.

   The majority of hotels and resorts managed by the Company have experienced substantial increases in both revenues and operating profits over the past three years. In achieving higher net operating profits for the managed properties, the Company at the same time increases its own revenues. Many of the management contracts allow for the participation by the Company in operating profits through incentive management fees. It is management's belief that property owners have in recent years looked more favorably upon management agreements based more on net profits than those based on gross revenues. Management also believes that its past success in improving the operating results for its managed properties will enhance its competitive position when bidding for new properties.

The Company's principal business strategy is the expansion of its revenue base. This entails two primary goals: (I) increasing the profitability of the properties currently under management, and (ii) expansion through the acquisition of additional management contracts.

Growth within the current client base is met by meeting the financial goals of profitability and asset appreciation for its' clientele--the owners of the hotels and resorts. This is accomplished through increasing revenues and decreasing operating expenses. Revenues are enhanced through the Company's' commitment to provide quality accommodations and service at a reasonable price to the Company's equally important client--the leisure and business traveler. Operating expenses may be decreased through the implementation of bulk purchasing and centralized services. Each facet of the Company's operations are tailored to effectively and efficiently meet the ever changing needs of the individual properties whether it be assistance in obtaining renovation financing or the implementation of value added marketing programs.

The Company intends to increase its portfolio of management contracts by expanding into new markets as well as the Hawaii market. Management believes, although no assurances can be given, that there are numerous opportunities to add properties outside of its existing geographical area. The expansion of the Company's' management contract portfolio may include management contracts, sales and marketing contracts, joint venture investments, and acquisitions.

                                THE OFFERING


Common Stock offered by the Company                  1,600,000 shares (1)

Common Stock to be outstanding after the Offering    6,911,130 shares (2)

Use of Proceeds                                      Repayment of debt,
                                                     acquisition of
                                                     management contracts
                                                     and/or companies,
                                                     and general and
                                                     corporate purposes.

NASDAQ Symbol                                             "CAGU"

(1) Excludes up to 160,000 shares issuable upon exercise of the over-allotment option granted to the Underwriters.

(2) Excludes 25,000 shares reserved for issuance upon the exercise of a warrant held by Van Casper & Company. Excludes 1,000,000 shares of Common Stock reserved for issuance upon the exercise of options granted under the Company's Stock Option Plan. Excludes 500,000 shares reserved for issuance upon the exercise of options granted under the Company's Stock Purchase Plan. Excludes 50,000 shares reserved for issuance upon the exercise of an option held by Hawaiian Reservations Center Corp. Excludes up to 160,000 shares issuable upon exercise of the over-allotment option granted to the Underwriters. Includes 222,100 shares sold in a private placement subscribed and paid for but unissued as of September 22, 1997. See "Management -- Compensation Plans", "Dilution", "Stock Option Plan", "Stock Purchase Plan" and "Options, Warrants & Rights".


          CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


Certain statements contained in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the anticipated devilopment and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products and/or services it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                               RISK FACTORS

An investment in the Common Stock involves various risks. In addition to general investment risks and those factors set forth elsewhere in this Prospectus, prospective investors should carefully consider, among other things, the following risk factors before making an investment.

Operating Losses and Limited Operating History

The Company has experienced net operating losses of approximately 2.5 million dollars during the first three years of operations prior to the current year's profit of $.2 million. These losses were not unexpected, as it was the Company's plan to build the necessary corporate and personnel infrastructure in order to properly service the additional hotel and resort management contracts which the Company acquired. Since the current operations of the Company commenced in November of 1993, there is limited operating history for use to project future operations.

Liquidity and Absence of Public Market for Common Stock

There is no extensive public market for the Company's securities. Although it is management's belief that the consummation of this offering shall generate the interest of the general investment public, potential investors should be aware that there may not be an extensive public market in the near future. Accordingly, an investor may be unable to liquidate an investment in the Shares and should be prepared to withstand the economic risk of an investment in the Shares for an indefinite period.

Dependence on Acquisition of Management Contracts

The Company's success is highly dependent upon the acquisition and/or purchase of additional management contracts. While the Company believes that the financial strength provided by this offering would provide the Company with the ability to purchase selective management contracts and/or companies, there can be no assurance that the Company can acquire additional management contracts and/or contracts. Investors should be aware that the failure of the Company to acquire additional management contracts could adversely effect the Company's results of operations and financial condition.

Dependence on Certain Property Owners

Management contracts are acquired, renegotiated or terminated in the ordinary course of the Company's business. Some management contracts may be terminated if certain financial criteria are not met in the profitability of the property, while other management contracts may be terminated without cause on short-term notice. There can be no assurances that the Company will be able to keep its current portfolio of properties, nor that the Company would be able to replace any contracts terminated by the property owner. Investors should be aware that the loss of one or more management contracts could have a material adverse effect on the Company's results of operations and financial condition.

Competition for Management Contracts

The management and marketing of hotels and resorts is very competitive. The Company competes with national, regional and local management companies, some of which have a larger network of locations, greater financial resources, and better name recognition than the Company. The Company currently operates only within the State of Hawaii and there are a number of competitors within the state with substantial operating histories and financial reserves.

Management of Growth

The Company's strategy is to expand its current portfolio of management contracts. Some of this growth is expected to take place outside of the geographic region of Hawaii, where the Company is situated and currently have all of its management contracts located within. Management believes that it will be able to put into place effective procedures, controls and management systems to manage its expansion plan. There can be no assurance, however, that the Company will have the financial and other resources necessary to adequately support such expansion.

Need for Additional Financing

The Company is dependent upon the net proceeds of this offering, currently available financing and anticipated cash flow from operations to implement its business plan. There can be no assurance that the Company will be able to raise additional capital on terms satisfactory to the Company or the holders of Shares. See "Use of Proceeds", "Management Discussion and Analysis of financial Condition and Results of Operations".

Dependence upon Management

The success of the Company is highly dependent on the continued involvement of certain key personnel, including, in particular, Mr. Rick Wall, Chairman and Chief Executive Officer and founder of the Company, and Mr. Kelvin Bloom, Chief Operating Officer and Senior Vice President. The absence of Mr. Wall or Mr. Bloom may have a material adverse effect upon the Company's operations and expansion plans. The Company has an employment and non-competition agreement with Mr. Bloom. The Company has no employment or non-competition agreement with Mr. Wall, although he is one of the Company's largest shareholders. See "Management".

Potential Conflicts of Interest

Certain of the current directors and officers owning stock in the Company are direct or indirect parties to a management contract between the Company and the Hanalei Bay Resort (HBR) Following this offering, directors and officers with interests in HBR will beneficially own approximately 50% of the outstanding shares of the Common Stock and will therefore have the ability to direct its operations and financial affairs and the ability to influence the election of members of the Board of Directors of the Company. Currently, eight of the twelve board of directors are affiliated with HBR. These relationships, coupled with these stockholders' ownership of Common Stock and their representation on the Company's Board of Directors could give rise to conflicts of interest. The Company believes that the terms and conditions of the management contract with HBR are not at favorable rates to HBR, are at rates commonly found within the industry and are similar to other contracts entered into by the Company.

Voting Control

Following this offering, current holders of the Company's Common Stock will beneficially own approximately 77% of the outstanding shares of the Common Stock and will therefore have the ability to direct its operations and financial affairs and to substantially influence the election of members of the Board of Directors of the Company. Current officers and directors of the Company will beneficially own 59% of the outstanding shares of the Common Stock and will also have the ability to direct its operations and financial affairs and to substantially influence the election of members of the Board of Directors of the Company.

Quarterly Fluctuations in Earnings

The hotel industry is seasonal in nature. The first and third quarters of the Company's fiscal year account for a large portion of the Company's management fees. Because the operating expenses of the Company do not fluctuate with seasonality, this will cause large quarterly fluctuations in the Company's reported earnings. Other factors outside of the Company's control may also adversely effect earnings such as poor weather conditions, economic factors, competition and other occurrences affecting travel.

Dependence on Travel Industry

The Company is highly dependent on the travel industry as a whole. Certain economic events such as recession, depression, competition and other factors will adversely effect the results of operations and financial condition of the Company. In addition to this, the Company is highly dependent upon the travel industry for the State of Hawaii, as all of its current revenues are derived within Hawaii. Hawaii's travel industry is highly dependent upon the airline industry to provide the necessary volume of airline seats for visitors from the United States and other International regions. A decrease in the number of flights to Hawaii, or an airline labor dispute resulting in a strike could adversely effect the earnings and financial condition of the Company.

Government Regulations

The Company is subject to both federal and state regulation. The Company is not currently aware of any federal or state pending legislation that would adversely effect the financial conditions and earnings of the Company. The extent and future promulgation of new regulation detrimental to the visitor industry could have a substantial impact on the Company's profitability. The hotel industry may be adversely effected by regulations which cover wages, benefits, pricing, taxes and availability of financing. In addition, the Company is planning to expand outside of the United States and would become subject to International laws and the laws and regulations of other countries. Investors should be aware that there is a possibility of future changes in these regulations which may adversely effect the Company's earnings.

Environmental Regulations

Under various federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be liable for the costs to remove or remedy hazardous or other toxic substances located on, in or under such real property. These laws may impose such liability whether or not the owner or operator had knowledge of the presence of these substances. In connection with the Company's operation of its properties under contract, the Company could be potentially liable for such removal and remediable costs. The Company is not aware of any environmental claims pending or threatened against it or against the owners of the properties operated by the Company, however, no assurance can be given that such a claim will not be asserted against the Company in the future. Investors should be aware that the potential uninsured cost of defending the Company against such claims may have a material adverse effect on the earnings and financial condition of the Company.

Price Volatility

The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly or annual operating results and other factors such as expansion or the loss of management contracts. In addition, the securities markets in general have experienced significant price and volume fluctuations from time to time in recent years that may have been unrelated to the operating performances of certain industries or individual companies. These broad fluctuations may adversely affect the market price of the Common Stock.

                           CORPORATE ORGANIZATION

The Company is a Utah corporation engaged in the business of hotel and resort management. The Company operates its business under the trade names "Hawaiian Pacific Resorts" and "Castle Resorts & Hotels". The Company was organized under the laws of the State of Utah on August 21, 1981, under the name "Vector Communications, Inc." The Company was formed primarily for the purpose of conducting business activities in the communications industry and to invest in real estate, minerals and oil and gas development. On November 22, 1983, the Company changed its name to "Quest National, Inc.".

During the fiscal year ending July 31, 1984, the Company acquired a fifty percent interest in Guam Productions, Inc. ("GPI"), a corporation organized under the laws of the Territory of Guam, in exchange for 11,000,000 shares of the Company's "unregistered" and "restricted" common stock and $100,000. Persons affiliated with GPI were elected to serve as directors and executive officers of the Company. GPI's sole asset was an exclusive franchise to operate a lottery in the Territory of Guam through December 31, 1988. The Company's investment in GPI was written off in fiscal year ending July 31, 1985 after initial attempts to operate the Guam lottery profitably were unsuccessful. The Company did not renew its annual option to extend the franchise. Its interest in GPI was abandoned, and the Company ceased business operations in 1986.

The Company was inactive until fiscal 1993. On June 4, 1993, the Company filed Articles of Amendment to its Articles of Incorporation with the Department of commerce of the State of Utah, changing its name to "The Castle Group, Inc.", reducing the authorized shares of common stock from 50,000,000 shares of $.001 par value per share to 20,000,000 shares of $.02 par value per share common stock and effecting a reverse split of the outstanding shares on a basis of one for twenty. As a result of the reverse split, the 21,330,500 outstanding shares of common stock were reduced to 1,066,530 shares (including an additional 5 shares resulting from "rounding" following the reverse split. The reverse split did not affect the proportional interest of any of the Company's stockholders.

On November 8, 1993, the Company and all of the stockholders of Castle Group, Ltd., a Hawaii corporation ("Castle Limited") entered into an Agreement and Plan of Reorganization (the "Castle Plan"). Pursuant to the Castle Plan the Company acquired all of the assets of Castle Limited, consisting primarily of management contracts on two resort properties located in Hawaii, in exchange for 2,100,000 post-split "unregistered" and "restricted" shares of the Company's common stock. The Company did not acquire any significant assets other than the management contracts and did not assume any material liabilities. In connection with the closing of the Castle Plan, the Company sold 1,000,000 post-split "unregistered" and "restricted" shares of its common stock at a price of $2.00 per share in a private placement.

On November 10, 1993, the Company purchased all of the stock of KRI, inc. ("KRI"), a Hawaii corporation doing business as "Hawaiian Pacific Resorts," in exchange for 650,000 post-split "unregistered" and "restricted" shares of the Company's common stock and $400,000 in cash. An additional $800,000 was paid to the selling stockholders of KRI in exchange for certain non-competition covenants.

The business operations of KRI at the time of its acquisition were far more significant than those of Castle Limited. KRI was a twenty-five year old management company that managed and controlled the operations of nine hotels within the State of Hawaii. At the time of its acquisition by the Company, KRI did not have any significant assets other than its management contracts and accounts receivable, had no material liabilities other than its trade accounts payable, and had approximately 250 employees. The business operations of KRI at the time of acquisition also included a 62% interest in HER Advertising, Inc. ("HPR Advertising"), a Hawaii corporation. HPR Advertising was incorporated in 1989, with its primary operation being the advertising of hotels & resorts managed by KRI. The 38% minority interest in HPR Advertising was owned by certain employees of KRI. On July 31, 1995, KRI purchased all of the minority interests in HPR Advertising for $380 in cash and HPR Advertising became a wholly owned subsidiary of KRI.

On February 1, 1994, the Company filed with the Securities and Exchange Commission a Registration Statement on Form 10-SB to register its common stock, $.02 par value, under the Securities and Exchange Act of 1934. The Registration Statement became effective on May 2, 1994.

References to the "Company" herein include the Company and its subsidiaries. The Company's executive offices are located at 745 Fort Street, Suite 1000, Honolulu, Hawaii 96813. The Company's telephone number is (808) 524-0900 and its facsimile number is (808) 521-9994.

                              USE OF PROCEEDS

The net cash proceeds to the Company from this Offering is estimated to be $4,087,500 (approximately $4,495,500 if the Underwriters' over-allotment option is exercised in full) after giving effect to estimated underwriting discounts and commissions and expenses payable by the Company.

The Castle Group intends to use the net proceeds from the sale of the shares of Common stock to repay approximately $200,000 of notes payable and interest representing the balance of the purchase price payable on the acquisition of KRI, Inc., (see "The Company"), $200,000 in accounts payable and $250,000 representing the outstanding balance of the line of credit. The notes payable to the former stockholders of KRI, Inc. are dated January 1, 1996 and bear interest at the rate of 6% per annum. The line of credit is personally guaranteed by four of the Company's directors and bears interest at the rate of prime plus 2%.

The balance of the net proceeds will be used for general corporate purposes, which may include making debt and equity investments in hotel properties and/or management companies in connection with the acquisition of future management contracts and/or management companies. Expenditures may also be infused into staffing and equipment necessary to fund the operations necessary to manage and control the possible growth in the Company's management contract portfolio. Pending such use, the Company intends to invest the funds in short-term, interest bearing investment grade securities.


                      DETERMINATION OF OFFERING PRICE

The stock of the Company is currently trading at $1.625 - $2.00. The stock has been thinly traded as the current Board of Directors and Executive Officers own over 80% of the outstanding stock.

The Board of Directors determined the offering price for the Shares based upon:

1. Directors and Executive Officers own 80% of the issued and authorized stock.

2. Because the stock is very thinly traded, it would be difficult for an investor to acquire a large number of shares.

3. It is the Company's belief, although no assurance can be given, that as a result of the financial resources provided by this offering, the Company would be able to acquire additional management contracts, enhancing the profitability and earnings per share of the Company.

4. The acquisition of additional management contracts and/or companies could have a significant impact on the profitability of the Company.


                              DIVIDEND POLICY

The Company has never paid cash dividends. The Company currently intends to retain any future earnings, if any, for use in the Company's operations and does not anticipate the payment of cash dividends in the near foreseeable future.

                               CAPITALIZATION


The following table sets forth the actual capitalization of the Company as of the fiscal year ending July 31, 1997 and the pro forma capitalization of the Company after giving effect to the sale of 1,600,000 shares of Common Stock offered hereby at an assumed public offering price of $3.00 per share and the application of the net proceeds therefrom as described under "Use of Proceeds."


                                                      July 31, 1997
                                                Actual            Proforma
                                             -------------      ------------
Short-Term debt............................. $  1,309,431       $   825,831
Long-Term debt..............................      166,400                 0

Shareholders' equity:

Common Stock, $.02 par value, 20,000,000
 shares authorized; 5,311,130 shares issued
 and  outstanding; 6,911,130 shares issued
 and outstanding proforma (1)...............      106,223           138,223

Additional paid-in Capital (2)..............    2,539,175         6,594,675

Retained Earnings...........................  ( 2,464,068)      ( 2,464,068)

Total shareholders' equity (deficit)........      181,330         4,268,830

Total capitalization........................ $  1,657,161       $ 5,094,661


(1) Excludes 25,000 shares reserved for issuance upon the exercise of a warrant held by Van Casper & Company. Excludes 50,000 shares reserved for issuance upon the exercise of an option held by Hawaiian Reservations Center Corp. Excludes 160,000 shares issuable upon the exercise of the Underwriters over-allotment option. Excludes 1,000,000 shares of Common Stock reserved for issuance upon the exercise of options granted under the Company's Stock Option Plan. Excludes 500,000 shares reserved for issuance upon the exercise of options granted under the Company's Stock Purchase Plan. See "Management -- Compensation Plans", "Dilution", "Stock Option Plan", "Stock Purchase Plan" and "Options, Warrants & Rights". Includes a private placement sale of 222,100 shares subscribed and paid for as of September 22, 1997, but not yet issued to Development Funding, Ltd.


(2) Includes a private placement sale of 222,100 shares subscribed and paid for as of September 22, 1997, but not yet issued to Development Funding, Ltd..

                                  DILUTION

The following pro forma net tangible book value of the Company at July 31, 1997 was $.03 per share of Common Stock, taking into account the 222,100 shares subscribed and paid for but unissued private placement shares. Pro forma book value per share represents the total assets of the Company less its total liabilities, divided by the number of shares outstanding as of July 31, 1997. Without taking into account any changes in net book value of the Company at July 31, 1997, other than to give effect to the sale of Common Stock offered hereby (after deduction of the Underwriter's discount and commissions, and the application of the estimated net proceeds therefrom, and assuming that the Underwriter's do not exercise their over-allotment option), the pro forma net book value of the Company at July 31, 1997 would have been 4,268,830 or $.62 per share. This represents an immediate increase in net book value of $.59 per share of Common Stock to existing stockholders and an immediate dilution of approximately $2.38 per share of common stock to new investors purchasing shares in this offering. The following table illustrates the per share dilution to new investors:

Assumed initial offering price per share of Common Stock (1)        $   3.00
Pro forma net book value (deficit) per share
 as of July 31, 1997   (2)                                 $    .03
Increase in per share attributable to new investors             .59
                                                           --------
Pro forma net tangible book value per share after offering               .62
                                                                    --------
Dilution per share to new investors                                 $   2.38
                                                                    ========

(1) Before subtracting underwriting discount and commissions and estimated expenses of the Offering.

(2) Includes 222,100 shares subscribed and paid for but unissued to Development Funding, Ltd. under a private placement.

The following table summarizes, on a pro forma basis as of July 31, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share of Common Stock paid by the existing stockholders and by the new investors participating in this Offering:

                Shares Purchased      Total Consideration      Average Price
               Number       Percent     Amount       Percent     per Share
Existing
stockholders.. 5,311,130       77%     2,645,400        36%       $   .50
New Investors. 1,600,000       23%     4,800,000        64           3.00
               ---------    ------     ---------      -----      --------
               6,911,130      100%     7,445,400       100%       $  1.08
               =========    ======     =========      =====      ========

The foregoing table includes a private placement sale of 222,100 shares for an net aggregate of $425,395 subscribed and paid for as of September 22, 1997, but not yet issued to Development Funding, Ltd. and excludes 25,000 shares reserved for issuance upon the exercise of a warrant held by Van Casper & Company, 1,000,000 shares of Common Stock reserved for issuance upon the exercise of options granted under the Company's Stock Option Plan, 500,000 shares reserved for issuance upon the exercise of options granted under the Company's Stock Purchase Plan, 50,000 shares reserved for issuance upon the exercise of an option granted to Hawaii Reservations Center Corp.and 160,000 shares issuable upon the exercise of the Underwriters over-allotment option. See "Management -- Compensation Plans", "Dilution", "Stock Option Plan", "Stock Purchase Plan" and "Options, Warrants & Rights".

                          SELECTED FINANCIAL DATA

The following tables set forth selected combined historical financial data for The Castle Group, Inc. as of and for each of the years in the four year period ended July 31, 1997 . In the opinion of management, the financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein.

The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and notes thereto included elsewhere in this Prospectus.

                                        Year Ended July 31, (Thousands)
                                  1994        1995        1996        1997
                               ----------- ----------  ---------- ----------
Statement of Operations Data:
 Operating Revenues
  Management Operations             1,118       2,790       3,659      4,294
  Hotel Operations                      0           0         452      1,892
                               -----------  ----------  ---------- ----------
 Total Revenues                     1,118       2,790       4,111      6,186
                               -----------  ----------  ---------- ----------
 Operating Expenses
  Management Operations             1,816       3,300       3,671      3,788
  Hotel Operations                      0           0         452      1,894
                               -----------  ----------  ---------- ----------
 Total Department Expenses          1,816       3,301       4,123      5,682
 Depreciation & Amortization          220         453         465        263
 Interest Expense                       4          54          68         52
                               -----------  ----------  ---------- ----------
 Total Operating Expense            2,040       3,807       4,656      5,997
                               -----------  ----------  ---------- ----------
 Net Income ( Loss )
  before income taxes          (      922)  (   1,017)  (     545)       189
                               -----------  ----------  ---------- ----------
 Net Income (Loss)             (      922)  (   1,017)  (     545)       189
                               -----------  ----------  ---------- ----------
 Net Income (Loss) per share   (      .23)  (     .20)  (     .11)       .04
                               -----------  ----------  ---------- ----------
 Weighted Average Shares
  Outstanding (2)               3,933,859   5,066,530   5,085,280  5,109,903
Consolidated Balance
  Sheet Data:
 Cash and Cash Equivalents     $      207         277         221        269
 Total Assets                       2,530       2,312       2,031      1,617
 Long-term debt, net of
   current portion                    348         772          76        166
 Total Liabilities                  1,409       2,208       2,464      1,476
 Stockholders' equity               1,121         104   (     433)       141

Other Related Data
Property Contracts, beginning          13          17          25         28
Property Contracts,
 end of year                           27          25          28         27
Rooms Covered, beginning
 of year                            1,684       1,909       2,349      3,129
 Rooms Covered, end of year         1,909       2,349       2,808      2,987

(1) Represents nine month's operating results from inception at November 1993 to July 1994.

(2) Excludes 25,000 shares reserved for issuance upon the exercise of a warrant held by Van Casper & Company. Excludes 1,000,000 shares of Common Stock reserved for issuance upon the exercise of options granted under the Company's Stock Option Plan. Excludes 500,000 shares reserved for issuance upon the exercise of options granted under the Company's Stock Purchase Plan. Excludes 50,000 shares reserved for issuance upon the exercise of an option held by Hawaiian Reservations Center Corp. Excludes up to 160,000 shares issuable upon exercise of the over-allotment option granted to the Underwriters. Includes 222,100 shares sold in a private placement subscribed and paid for but unissued as of September 22, 1997. See "Management -- Compensation Plans", "Dilution", "Stock Option Plan", "Stock Purchase Plan" and "Options, Warrants & Rights".

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


General

The Company is a Utah corporation which earns revenues primarily by providing management, reservations and sales and marketing services to hotels and resorts. The Company currently operates within the State of Hawaii under the trade names "Hawaiian Pacific Resorts" and "Castle Resorts and Hotels".

The Company's revenues are derived from management fees, sales & marketing fees, reservation fees, accounting fees, commissions, incentive fees and other fees from the properties it represents pursuant to the terms and conditions of its management contracts. In addition to the fees described, the Company also earns revenues from transient and long term rentals and other hotel related income from its leased hotel. The revenues of the properties which are managed by the Company, except as mentioned herein, are not recorded as revenues of the Company.

The Company's operating expenses are comprised of labor, reservations fees and other costs associated with operating as a management company. The expenses of the properties which are managed by the Company, except as mentioned herein, are not recorded as expenses of the Company.

As of September 22, 1997, the Company had 28 contracts covering 3,055 rooms, all except 68 rooms located in Saipan being situated within the State of Hawaii. Under the management contracts, the Company is typically responsible for the supervision and day to day operations of the property in exchange for a base management fee with is based on gross revenues. In some cases, the Company also participates in the profitability of the properties it manages and may earn an incentive fee based on the net operating profits of the property managed. Sales and marketing and reservation fees earned from the properties are based on the gross revenues of the property. The Company is also reimbursed for direct advertising and marketing expenditures it makes on behalf of the property, all in accordance with the terms and conditions of the management contracts. The Company also earns commissions and other fees from the properties managed by providing centralized purchasing services to the hotel owners. Under these arrangements, the net savings to the property owner from centralized purchasing are shared between the Company in the form of commissions and to the property owner in the form of cost savings.

Hotel revenues consist of revenues from 167 rooms leased by the Company. Under this arrangement, the Company includes as its own revenues the entire property revenues which includes hotel transient rental income as well as the total expenses incurred to operate the property. The property is situated in Waikiki, Hawaii. The Company does not currently own any other real property interest in fee or leasehold.

Overview

The lodging industry has been, historically, seasonal in nature. The Company generally reflects higher revenues from the fees generated by its properties in the first and third quarters of its operating year, which may cause expected fluctuations in the Company's quarterly revenues and net earnings.

Revenues from management operations grew at a compound annual rate of 56.6% from 1994 through 1997, from $1,118,386 to $4,294,216. Total revenues grew at a compound annual rate of 76.9% from 1994 through 1997, from $1,118,386 to $6,185,798. The growth in revenues attained by the Company over the past three years has been impressive, however, management gives no assurances that these increases will continue in future periods.

The increase in revenues together with smaller increases in operating expenses resulted in the Company being able to reduce it's net losses from 1994 through 1996, and record a profit in 1997. Net losses decreased from $922,644 for the nine months ended July 31, 1994 to a profit of $188,552 for the twelve months ended July 31, 1997. Included in fiscal 1997 was a reduction in expenses of $187,500 for the forfeiture of an option granted to an officer of the Company. Even without this adjustment, the Company would have reported a net profit of $1,052 for the twelve months ended July 31, 1997. Management attributes the improvements in operating losses to the growth in revenues coupled with effective cost control. There can be no assurance that these improvements will continue in future periods.

Results of Operations

For the Years Ended July 31, 1997 and 1996

For the year ended July 31, 1997 and 1996, the Company had total revenues of $6,185,798 and $4,111,626, respectively, representing an increase of $2,074,172 or 51%. The increase in revenues was attributable to $1,439,195 in hotel revenues and $634,977 in management and other management related income. Because the Company acquired the leasehold interest to 167 rooms operated as a hotel in May of 1996, total revenues for the two periods does not provide an accurate comparison for means of measuring increased revenue performance. For the nine months ended April 30, 1997 and 1996, the Company had unaudited management related revenues of $3,239,276 and $2,811,895, an increase of $427,381 or 15%.

Operating expenses for management operations were $3,788,482 for the year ended July 31, 1997 as compared to $3,671,369 for the prior year, a decrease of $117,113 or 3%. Operating expenses for hotel operations were $1,893,635 for the year ended July 31, 1997 as compared to $452,386 for the three months of hotel operations ending July 31, 1996.

Depreciation and amortization expense decreased by $201,674 for the year ended July 31, 1997, primarily due to the amortization in full of the non-competition agreements incurred upon the purchase of KRI, Inc. as of October 31, 1996. See "Corporate Organization". The non-competition agreements were purchased for $800,000 in November of 1993 and covered a period of three years. Monthly amortization expense of $22,222 was recorded between the months of November 1993 through October 1996. The decrease of $201,674 is mainly attributed to the non-existence of this amortization expense for the months of November 1996 through July, 1997.

Interest expense decreased by $16,033, to $51,934 from $67,966 for the years ended July 31, 1997 and 1996, respectively. The decrease in interest expense is attributed to a lower amount of indebtedness. The Company fully paid off its contract payable in June of 1997 and during the year reduced its indebtedness on the line of credit by $25,000 in February of 1997 (See Note 5 to the financial statements).

For the Years Ended July 31, 1996 and 1995

Total revenues for the year ended July 31, 1996 were $4,111,626, an increase of $1,321,294 or 47% over total revenues for 1995. Revenues from management operations were $3,659,239 as opposed to $2,790,332 for the prior year, an increase of $868,907 or 31%. Revenues from hotel operations were $452,387, representing the revenues attributed to a lease agreement on 167 hotel rooms entered into on May 1, 1996.

Operating expenses for management operations were $3,671,369 for the year ended July 31, 1996 as compared to $3,300,427 for the prior year, and increase of $370,942 or 11%. The increase in operating expenses for the management operations were primarily attributable to the increase in management related income. Operating expenses for hotel operations were $452,386 for year ended July 31, 1996 on revenues of $452,387.

As mentioned previously, the hotel industry is subject to seasonal
fluctuations  in  revenues.   The  first and  third  quarters of  the
Company's  fiscal year  are  typically  busier  months for the tourist
industry.   The  Company  signed the  lease agreement for the 167 hotel units
on  May 1, 1996.   As  of July  31, 1996,  the results of operations from
hotel  operations  encompassed  the  fourth  quarter  ended July 31, 1996.
The hotel operations reported an operating loss of $14,000 for the three month period, as this quarter is one of the low seasons for tourism in Hawaii, where the property is situated and is not indicative of the results of operations for a whole year. (See "Quarterly Fluctuations in Earnings").

Depreciation and amortization expense increased by $12,000 for the year ended July 31, 1996 due to the depreciation of equipment and furnishings exceeding the decrease caused by assets becoming fully depreciated or amortized.

Interest expense increased by $14,000, from $54,000 to $68,000 for the year ended July 31, 1996 when compared to the prior year. The increase in interest expense is attributed to interest incurred on the borrowing against a line of credit and the conversion of advances received from former KRI, Inc. stockholders to a note payable at 6% interest on July 31, 1995. See "Use of Proceeds" and "The Company".

For the Years Ended July 31, 1995 and 1994

The fiscal year ended July 31, 1994 encompassed nine months of hotel management operations, as the Company commenced its hotel management operations on November 8, 1993 with the acquisition of Castle Limited and KRI, Inc. See "Corporate Organization".

Total revenues for the year ended July 31, 1995 was $2,790,332, an increase of $1,671,946 or 149% over total revenues of $1,118,386 for 1994. The revenue increase is attributed to the fiscal year ending July 1995 encompassing twelve months of operations as opposed to nine months for the previous year. On an average basis, monthly revenues for the fiscal year ended July 31, 1995 averaged $232,528 as opposed to an average of $124,265 for the prior year, an increase of 87%. Revenues also increased due to the addition of eight management contracts during the fiscal year. The number of rooms managed increased by 440 rooms, from 1,909 to 2,349.

Operating expenses were $3,300,427 for the year ended July 31, 1995 as compared to $1,816,274 for the prior year, an increase of $1,484,153 or 82%. The increase in operating expenses is attributed to the fiscal year ending July 1995 encompassing twelve months of operations as opposed to nine months for the previous year. On an average basis, monthly operating expenses for the fiscal year ended July 31, 1995 averaged $290,000 as opposed to an average of $202,000 for the prior year, an increase of 44% which is attributed to the 99.2% increase in management operation revenues.

Depreciation and amortization expense increased by $12,000 for the year ended July 31, 1996 over the prior year due to the depreciation of equipment and furnishings exceeding the decrease caused by assets becoming fully depreciated or amortized.

Interest expense increased by $49,764, from $4,314 to $54,078 for the year ended July 31, 1995 when compared to the prior year. The increase in interest expense is attributed to interest incurred on the borrowing against a line of credit dated October 21, 1994. The increase in interest is also attributed to the amortization of a discount on a contract payable dated July 1, 1994 to a property manager to secure management contracts on behalf of the Company, payable in monthly installments of $14,500 plus tax through June 1997. The contract payable is discounted at an effective interest rate of 8%.

Liquidity and Capital Resources

The Company's primary sources of working capital are cash flow from operations and borrowing. Net cash provided from operations was a deficit of $805,779 in fiscal 1994, a deficit of $292,929 in fiscal 1995, $890 in fiscal 1996 and a deficit of $374,600 in fiscal 1997. The Company had unrestricted cash of $207,675, $277,706, $220,951 and $268,938 at July 31, 1994, 1995, 1996 and
1997, respectively.

At July 31, 1997, the Company's balance sheet reflected $268,938 of cash representing an increase of $47,987 from July 31, 1996. During the year ended July 31, 1997, cash used in operating activities exceeded cash provided by operating activities by $333,957. Cash provided by in investing activities was $22,199 and cash provided by financing activities was $359,750.

The Company has available a $300,000 line of credit dated October 21, 1994 which is personally guaranteed by four of the directors of the Company. The line of credit was initially due on October 21, 1995, and has been extended for periods of three months each through September 1997. The Company subsequently applied for and received an extension of the line of credit through April 15, 1998. The Company made draws against the line of credit for $275,000 during the fiscal year ended July 31, 1995. The Company subsequently repaid $25,000 of the line of credit in April 1997. Proceeds received from the sale of shares of Common Stock offered hereby will be utilized to repay the outstanding balance of $250,000 on the line of credit. Management plans to have the line of credit available following the payment of the outstanding balance, in order to provide additional liquidity to the Company if needed. Management believes, although no assurances can be given, that the line of credit may be further extended if necessary.

The Company had net working capital of $158,097 and $11,750 as of July 31, 1994 and 1995, respectively, a net working capital deficit of $764,731 as of July 31, 1996 and net working capital of $87,325 as of July 31, 1997.

As of July 31, 1997, net working capital included liabilities due to affiliates in the amount is $40,128 consisting of $18,000 in notes payable to former stockholders of KRI, Inc. representing the undistributed cost on the acquisition of the stock of KRI, Inc., and $22,128 in interest accrued on the notes payable. See "Corporate Organization". Proceeds received from the sale of shares of common Stock offered hereby will be utilized to repay the outstanding notes payable of $184,400, together with interest accrued through the repayment dates. Also included in net working capital is $76,230 in unamortized deferred revenues related to a signing bonus of $316,000 in cash paid to the Company by one of its vendors in April of 1994 as a result of the Company entering into a three year contract with the vendor. The deferred revenues are being amortized over three years.

Management believes, although no assurances can be given, that the combination of the net proceeds of this offering, net of repayment of borrowing, net cashflow generated from operations, and the future availability of credit facilities will be sufficient to fund the operations of the Company and its future anticipated growth.

                             PLAN OF OPERATION

The Company is one of the leading regional hotel and resort management companies within the State of Hawaii. At September 22, 1997, the Company had 28 management or sales, reservations and marketing contracts covering 3,055 rooms. The Company also leases and operates as a hotel 167 rooms in a condominium complex domiciled in Waikiki in the State of Hawaii.

The properties represented by the Company appeals to a wide variety of the public market as the Company manages a wide spectrum of property types from the luxury condominium resorts with room rates of $450 to the small budget inns with an average rate of $40. The Company believes that the availability of differing products provides appeal to all levels of business or leisure traveler.

The Company has experienced significant growth since its commencement of operations in November of 1993. From November of 1993 through September of 1997, the number of contracts has more than doubled, from 13 to 28; the number of rooms managed also increased substantially during this period, from 1,684 to 3,055.

The Company plans to expand its portfolio of management contracts both within the State of Hawaii and outside of Hawaii in areas such as Saipan, Guam and other Pacific Basin destinations, however no assurances can be given that the Company will be successful in expanding outside of Hawaii. In addition to opportunities within the State of Hawaii, management believes that there are many opportunities to expand its portfolio in emerging markets within the Pacific Basin. In addition to signing on independent hotels & resorts, The Company may achieve its desired expansion goals through joint venture investments, leases and acquisitions of management contracts and/or companies. Currently, the Company is engaged in various stages of discussions for the management of several properties located in Hawaii and the Pacific Basin.

Effective August 1, 1997, the Company was successful in entering the foreign market of the Pacific Basin when it signed a management agreement with the Aquarius Beach Tower, a 68 unit condominium resort located in Saipan.
Although no assurance can be given, it is management's belief that it will be able to effectively manage this property and to also continue its expansion in the Pacific Basin.

Upon the completion of the sale of Common Stock offered hereunder, the Company will have substantial capital available for growth. The working capital may be used to acquire management contracts and/or management companies. The Company may use a portion of the capital to make improvements to properties in consideration of long-term leases or management contracts. Management believes that the ability to make such investments in the properties makes the Company more attractive to hotel and resort owners.

The Lodging Industry

Overview

The lodging industry has experienced substantial improvement in recent years. According to "Trends in the Hotel Industry - USA Edition 1996" published by PKF Consulting, 73.2% of hotels surveyed reported increases in Income Before Other Fixed Charges for the year ended December 31, 1995 when compared to the prior year, and that Income Before Other Fixed Charges increased an average of 16.5% for all hotels surveyed. Hawaii's statewide occupancy has, over the past ten years, ranged from the low seventies to the low eighties. Statewide occupancy in 1994, 1995 and 1996 averaged 76.0%, 76.6%, and 76.0%, respectively. Room rates in Hawaii experienced steady growth in the late 1980s and were relatively flat from 1990 to 1994. Statewide average daily rates increased from $68.84 in 1985 to $102.90 in 1990. Average rates from 1990 to 1994 increased only marginally to $113.70, but increased by 5.2% to $119.65 in 1995 and by 7.3% in 1996 to $128.38.

The majority of the Company's properties under contract are located in Hawaii. According to "Travel and Tourism and Hawaii's Economy - Impact and Perspective Millennium Vision 1997" published by the World Travel and Tourism Council, tourism is Hawaii's largest industry, providing 24% of the Gross State Product. It is estimated that in 1997, Tourism will account for approximately 31% of the State's total work force. During the last ten years, the average statewide occupancy has ranged from the low seventies to the low eighties. Management believes that the improving economy of the mainland United States will continue to improve and therefore the lodging industry as a whole will continue to experience growth in earnings. Management also believes that the convention center currently under construction in Waikiki and scheduled to open in 1998 shall allow the State to capture a portion of the lucrative convention travel market, further increasing the demand for guest rooms.

Hotel Management

Other than the large chains, many hotels are often owned by entities that are not in the hotel management business nor are affiliated with any brand name. It is these properties that are likely to seek management, sales and marketing and other services from third parties. The hotel owner, whether it be a single owner of a hotel or individual condominium resort unit owners, would benefit through cost savings and exposure. The management company would provide economies of scale in the areas of centralized services such as reservations, sales and marketing, advertising and purchasing. Certain management companies such as the national chains provide a name brand for which the hotel owner must pay a franchise or royalty fee. The Company does not brand name its properties but instead promotes the hotel on its own. It is management's belief that in the long term, brand naming a property may cause a loss of identity for the individual property.

Management believes that over the past ten years, hotel owners have moved towards favoring management contracts where a portion of the risks involved in owning or developing a hotel is shifted to the management company as well. This may be accomplished by the management company earning less fees which are based on gross revenues and more fees based upon performance such as incentive management fees. In some cases, if performance levels are not met, a management company may not earn any fees from an underperforming property; in certain cases, this may lead to an actual loss as the Company expends certain resources in the management of a property. The Company believes that it has the ability and resources available to make improvements to a hotel's operations and thus, improve the operating profits and earn an acceptable fee. Management carefully analyzes all aspects of risk sharing prior to entering into any management contract and has earned acceptable fees from each of its properties.

Business Strategy

The Company's principal business strategy is to provide the property owners with efficient and effective services which are tailored to the individual needs of each of its properties. By meeting these goals, the Company believes that it will be able to sustain the growth that it has experienced over the past three years. Major components of the Company's strategy are:

Profitability for Hotels. The Company focuses on increasing the profitability for each of its properties, whether it be through increased revenues or control of operating expenses. Management believes that operating profits for its properties have shown marked increases in operating profits when compared to operating results prior to the Company's acquisition of the contract. Management accomplishes its revenue goals through its advertising, sales and marketing network, which management believes is as complete as many of its competitors. The Company is also committed to providing quality accommodations and guest services for the business and leisure traveler. This is accomplished through employee training, guest satisfaction surveys, guest history, and value added programs for our visitors. The Company's goal is to exceed the expectations of our guests in order to build customer loyalty and repeat business. Operating expenses are reduced through centralized services such as advertising, reservation, sales and marketing, and centralized purchasing. For a small property, there are advertising, marketing and other expenses which may have been cost prohibitive for the property on its own, however, the property can participate in these programs under the combined group represented by the Company. As the Company continues its expansion, future reduction in costs may be obtained as the purchasing power of the Company as a whole will increase.

Homeowner Associations. The Company also provides savings through economies of scale in the operating expenses of homeowner associations, which results in lower monthly common area maintenance fees paid by the individual condominium unit owners. Management works closely with the board of directors of the associations to reduce operating expenses and increase the asset values of the property as a whole.

Asset Appreciation. In addition to adding value to the asset through increased profitability, the Company provides services to enhance the physical plant of each property. Management is experienced in the renovation of properties whether it be cosmetic improvements such as carpeting, drapery and furniture packages, or the reconstruction of a property as a whole. The Company focuses on attaining the best value for the amount of funds spent on the physical plant.

Direct Sales & and Marketing. The Company has an extensive corporate and consumer direct network, including its own membership club. The Company has a sales force which concentrates on soliciting both local, national and international group business. The Company also participates in cooperative direct mailouts with other travel industry partners such as airlines and car rental companies. A successful program results in higher yields which further enhances the operating results for the properties.

Flexible  Management  Terms.   The  Company does  not have  a standard
management contract which it offers to prospective clients. The Company, instead, tailors its agreements specifically for the needs
and  requests  of  each  individual  property.     The  Company  provides  a
full array of management services from full management of a property to reservation, sales and marketing services. Following the receipt of net proceeds from the sale of Common Stock hereunder, management believes that it will have the ability to provide capital to prospective hotel owners in exchange for a longer term contract. It is management's belief that the flexibility in contract terms which the Company offers allows it to have a competitive edge over some of its competitors.

Product Lines. The Company does not concentrate its efforts on a single product line. Instead, the Company accepts responsibility for the management of a full variety of products from small budget inns with average room rates under $40 to the luxury condominium resorts with average room rates exceeding $200. Sales and marketing and operational management programs are instituted to accommodate the needs and objectives of each product line. Management believes that it has the ability to effectively manage the operations of these diverse product lines and that this ability allows the Company to bid on a wide variety of hotels and resort management contracts.

Property Identity. The Company keeps in constant communication with the property owners and reacts immediately to reasonable requests from the owners. The Company does not focus its efforts on selling the Company, but rather the individual property itself. This allows the properties to keep their identities while at the same time benefit from the management services provided by the Company. Management believes that this also provides a competitive edge when bidding for hotel and resort management contracts.

Growth Strategy

The Company believes that the improving lodging industry together with the current economic environment will provide excellent opportunities for future growth. Under the current sluggish economy of the hotel industry, the Company would be able to provide more benefits to the owners of properties which are underperforming in the form of economies of scales in advertising, sales and marketing which should translate to higher revenues for the property. Since the Company allocates the cost of each individual advertisement to all of the managed properties, property owners would enjoy a substantial increase in the exposure to the general public, travel agents and wholesalers. The operational expertise provided by the Company would also assist the property owner in reducing operating expenses through staffing and centralized purchasing. Other contributing factors to the future growth of the Company over the next few years are:

Existing Contracts. The Company has been successful in improving the performance for its properties over the past three years. Further improvements in revenues and net operating profits for the Company's current portfolio of properties will result in higher management fees for the Company. The additional fees from the Company's current portfolio of properties would generally not entail additional incremental expenses to the Company. Instead, an expansion of the Company's management contract portfolio would provide better savings to the existing properties which in certain contracts would translate into higher management incentive fees.

Additional Contracts. Although no assurance can be given, Management believes that it will be successful in attaining additional management contracts in the future. Opportunities for additional contracts may arise from a myriad of factors which include sales of properties, foreclosures, underperformance and dissatisfaction with current management. Management has a proven track record over the past three years of improving the performance of the properties it manages. Management is constantly looking for properties in need of the Company's' services.

Emerging Markets. The Company currently has all of its contracts located within the State of Hawaii. Management believes that there are emerging markets in which the services provided by the Company will be needed. These areas include Guam, Saipan and other Pacific Basin regions. Although no assurance can be given, management is confident that it will be able to obtain management contracts for properties located within this region and will be successful in enhancing the profitability of these properties through the services it provides.

Acquisitions. The net proceeds received from the sale of Common Stock offered hereby will give the Company the ability to acquire management contracts and/or management companies. Management contracts may be acquired from other companies that do not have the ability to effectively operate a property for reasons such as geographic location. The Company would also seek opportunities to acquire other hotel management companies that would result in further synergies for the Company and its managed properties.

Operations

The Company provides management and other related services for hotels, resorts, and condominium resorts. Principle clients include owners of these hotels and resorts which may include individuals, general and limited partnerships, corporations and associations.

The management of the properties represented by the Company is coordinated from the Company's corporate offices located in Honolulu, Hawaii. The Company also has sale and marketing representatives situated on the West Coast, Pacific Northwest and Europe. Most of the properties currently managed by the Company are located in Hawaii.

Hotel Rental Management

The Company provides total management of the facilities, including supervision, training and staffing of employees, food and beverage services, housekeeping, accounting, budgeting and physical repairs and maintenance. The Company earns a base management fee for these services which is typically based on a percentage of gross revenues. The Company may also participate in the profitability of the property through an incentive fee based on a percentage of the net operating profits generated by the property. The Company also provides centralized services such as reservations for which the Company typically receives a reservations fee to cover its costs which is based on a percentage of gross revenues. In addition, the Company is reimbursed for its sales and marketing costs by collecting a sales and marketing fee which is also based on gross revenues. Other costs which are reimbursed to the Company are for corporate support in areas such as accounting, training and advertising. The Company also earns a commission on its centralized advertising and purchasing services provided to its properties. Under this arrangement, the Company contracts with its vendors to supply all of its properties with various products or services at a discount. The Company earns a fee based on the discount and passes on a portion of the savings to the properties, further enhancing the profitability of the property. The Company also earns fees from the properties by providing reconstruction and design fees for hotels under renovation.

Under the majority of the management contracts, the Company is not responsible for any of the direct operating expenses of the client hotels and resorts.
All of the operating expenses are paid directly and are the responsibility of the facility owners. These expenses may include payroll, employee benefits, repairs and capital improvements, supplies, taxes, inventory, advertising, sales and marketing and other operating expenses.

Condominium Association Management

In addition to management of the hotel rental operations of a property, the Company may also manage the Association of Apartment Owners ("AOAO") of a property. The Company operates and supervises all aspects of the property's day to day operations, subject to direction from the AOAO's board of directors, including employee training, property maintenance, accounting, finance, benefits administration, and purchasing. The Company earns a fixed monthly fee for providing these services.

The management of the AOAO of a property together with the hotel operations creates synergies in the operation of the property as a whole. In instances such as these, the property owners ( the AOAO ) and the individual owners participating in the hotel rental operations, can benefit through reduced costs in areas such as personnel. By reducing the operating expenses to the rental operation through cost sharing with the AOAO, the Company is able to return higher profits to the individual owners participating in the hotel rental operation which results in higher incentive management fees to the Company. The AOAO also benefits from this cost sharing through reduced annual common area maintenance fees.

The Properties

The properties represented by the Company are all located within the State of Hawaii. The Company manages or represents both hotel operations and condominium operations for the properties. The following table sets forth, as of September 22, 1997 certain information with respect to the existing properties under contract.

                                    Type of        Hotel     AOAO      Total
                       Island      Management     Room(1)    Room      Managed
  Property Name        Location     Contract      Managed   Managed   Room (2)
---------------------  ---------   -----------    --------  --------  --------
Queen Kapiolani Hotel  Oahu      Sales & Mktg.     315           0        315
Hilo Hawaiian Hotel    Hawaii    Full Management   285           0        285
Inn on the Park        Oahu      Full Management    96           0         96
Kuhio Village Resort   Oahu      Lease Agreement   167         225        225
Maui Beach Hotel       Maui      Sales & Mktg      150           0        150
Maui Palms Hotel       Maui      Sales & Mktg       96           0         96
Maui Oceanfront Inn    Maui      Full Management    85           0         85
Pacific Marina Inn     Oahu      Sales & Mktg      110           0        110
Waikiki Hana Hotel     Oahu      Full Management    73           0         73
Waimea Country Lodge   Hawaii    Full Management    21           0         21
Elima Lani Resort      Hawaii    Full Management   216           0        216
Hanalei Bay Resort     Kauai     Full Management   200         134        200
Kaluakoi Villas        Molokai   Full Management    78         148        148
Kamaole Sands Resort   Maui      Full Management   310         440        440
Kona Reef Resort       Hawaii    Full Management    60         130        130
Maui Park Hotel        Maui      Full Management   220           0        220
Lanikai Resort         Kauai     Full Management     7          10         10
Poipu Shores Resort    Kauai     Full Management    33          40         40
Makahuena Resort       Kauai     Full Management    15          80         80
Aquarius Beach Tower   Saipan    Full Management    68           0         68
                                                 ------    --------    -------
                                                 2,605       1,207      3,055
                                                 ======    ========    =======

(1) The Company may have numerous individual management agreements with each owner of a unit in a condominium, or one agreement for a hotel property owned or controlled by one entity.

(2) The total number of rooms managed represents the number of rooms under management contract for the property whether the agreement be for operation of the individual room as a hotel rental or for the management of the property as a whole under the AOAO management contract. The Company in these cases may have two management contracts for one room, one management contract between the Company and the individual condominium unit owner for the operation of the room as a hotel rental, and the other contract between the Company and the AOAO of the property for the management of the project and its common areas.

Competition

The management and marketing of hotels and resorts is very competitive. The Company competes with national, regional and local management companies, some of which have a larger network of locations, greater financial resources, and better name recognition than The Company. The Company primarily operates within the State of Hawaii and there are a number of competitors within the state with substantial operating histories and financial reserves.

The Company's properties under management are also subject to competition within the lodging industry such as room rates, geographic location, name recognition, supply and demand, service levels, value added services and quality of accommodations. Each of the properties under contract are located in areas that includes competing facilities. Increases in the number of competitive lodging facilities in these areas could have an adverse effect on the occupancy and average room rates of the property. To the best of management's knowledge, there are no new planned development of competitive properties in any of the areas in which the Company is present.

The executive officers and key employees of the Company possess substantial experience in the hotel and resort management industry. The senior management team and the Company's infrastructure relative to sales and marketing, central accounting, central reservations and administrative support are believed by management to be as comprehensive and complete as many of its competitors. Although the Company commenced operations in November 1993 with thirteen contracts, management has been successful in more than doubling the number of contracts, many of which were previously managed by competitors of the Company. The Company has over its brief history lost only one property to one of its competitors.

Governmental Approvals and Regulations

To the best of management's knowledge, the products and services provided by the Company are not subject to governmental approval. The extent and future promulgation of new regulation detrimental to the visitor industry could have a substantial impact on the Company's profitability. The hotel industry may be adversely effected by regulations which cover wages, benefits, pricing, taxes and availability of financing. In addition, the Company is planning to expand outside of the United States and would become subject to International laws and the laws and regulations of other countries.

Environmental Regulations

Under various federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be liable for the costs to remove or remedy hazardous or other toxic substances located on, in or under such real property. These laws may impose such liability whether or not the owner or operator had knowledge of the presence of these substances. In connection with the Company's operation of its properties under contract, the Company could be potentially liable for such removal and remediable costs. The Company is not aware of any environmental claims pending or threatened against it or against the owners of the properties operated by the Company, however, no assurance can be given that such a claim will not be asserted against the Company in the future.

Employees

At July 31, 1997, the Company had approximately 650 employees. Approximately 500 employees were full time and 150 were part time. The Company considers its relationships with employees to be excellent. The total number of employees employed at all properties represented by the company was approximately 1,100 at July 31, 1997, of which approximately 850 were full time and 250 were part time. The number of categories in which these employees serve may vary greatly from month to month, depending on the season. The Company considers its relations with its employees and employees of its clients whom it supervises to be excellent.

The wages, salaries, taxes and other employee benefits of personnel employed at the properties are paid out of the operations of the property. The wages and other related payroll costs for personnel of the corporate headquarters are paid directly out of the Company's operations.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts

With the exception of the management contracts and the trade names "Castle Resorts and Hotels" and "Hawaiian Pacific Resorts", the Company does not have any material patents, trademarks, licenses, franchises, concessions or royalty agreements, the loss, or expiration, of with would have a material adverse impact on the Company. None of the employees of the Company are subject to collective bargaining agreements or labor unions.

Research and Development

The Company's present business operations do not center in areas where the Company is or believes it is necessary to conduct material research and development activities. The Company and its competitors often receive information derived from research conducted by federal, state and private foundations related to tourism and marketing statistics. The Company also expends minimal costs (which are reimbursed by the hotels managed) to develop internet web pages and other computer related marketing programs.

Property

The Company's corporate headquarters are located in Honolulu, Hawaii. The Company leases 11,357 square feet of office space on the tenth floor of 745 Fort Street, Honolulu, Hawaii. The initial lease for these premises was for a five year period commencing June 1, 1994 and ending May 31, 1999 at a monthly rental of $11,130 plus the costs of common area maintenance. The Company has the right to an additional five year extension at a monthly rental rate to be mutually determined and agreed upon by the lessor and the Company.

The Company also leases approximately 3,035 square feet of office space at a rental of $6,374 per month plus the costs of common area maintenance, located at 1150 South King Street, Honolulu, Hawaii. These premises are used for the operation of the central reservations department. The initial lease commenced on April 1, 1988, and was extended on April 1, 1993 to March 31, 1998. The Company has the right to an additional five year extension at a monthly rental rate to be mutually determined and agreed upon by the lessor and the Company.

The Company also leases 167 rooms and the furniture and equipment included within the rooms in the Kuhio Village Resort, located in Waikiki, Hawaii. The Company operates the 167 rooms as a hotel. The initial lease commenced in May 1996 under a non-cancelable agreement ending in March 1998. The lessor is entitled to a fixed monthly rental plus a percentage of operating profits for the hotel operation in excess of certain thresholds of return. The Company has the option to extend the lease for an additional four years.

Other than the leases mentioned above, the Company does not have any other tangible fixed assets other than office equipment, computer equipment and furniture.

Insurance

The Company currently has various types of insurance coverage, including comprehensive general liability insurance with an occurrence limit of $1,000,000, including bodily injury, The Company also has additional excess umbrella liability insurance with a coverage limit of $10,000,000. The Company believes that these coverages and limits are appropriate for its line of business. While management believes that these coverages are adequate, if the Company were held liable for a claim for amounts exceeding the policy limits or for claims not covered under the scope of its insurance coverages, the Company's business, results of operations and financial condition could be materially and adversely affected.

Legal Proceedings

The Company is a named defendant in "Hodge v. Castle Group, Ltd., et al.," Civil No. 96-00766., United States District Court, District of Hawaii. The case was filed on September 16, 1996 as "Berke v. Castle Group, Ltd., et al.," but the court dismissed both the original and the first amended complaint on procedural grounds. When the second amended complaint was filed on January 27, 1997, the identity of the plaintiffs and therefore the title of the case changed. However, the original, first amended, and second amended complaints all improperly identified the Company and several other defendants. On September 15, 1997, plaintiffs filed a third amended complaint, which finally corrected the misidentification of the Company. The plaintiffs are the owners of nine apartments and the owners of partial interests in three other apartments. One of the plaintiffs purports bo be suing derivatively on behalf of the Association of Apartment Owners of Hanalei Bay Resort. The other plaintiffs claim injury only to themselves. The plaintiffs allege that the Company and the other defendants are liable under the federal Racketeer Influenced and Corrupt Organizations Act. So far as the Company is concerned, the allegations in the third amended complaint relate to the company's performance of its functions as managing agent for the Association. Remedies sought against the Company include special and general damages of an unspecified amount and statutory treble and punitive damages.

Management vehemently disagrees that the Company acted without the authorization of the AOAO Hanalei Bay Resort and intends to vigorously defend against the plaintiffs. The AOAO Hanalei Bay Resort set up a litigation committee and has conducted an independent investigation of the allegations contained in the claim. Their investigation has determined that the Company acted properly and with authorization in its capacity as managing agent. The Company has filed a motion to dismiss the lawsuit. Because of the foregoing, management believes that the lawsuit is frivolous and without merit and will be dismissed or adjudicated in favor of the Company, although no assurances can be given.

The Company is a named defended in connection with a discrimination complaint, Federal No. 3343, filed by Gregory Dean Broyles with the Hawaii Civil Rights Commission ("HCRC"). Mr. Broyles alleges that during the course of his employment at Hanalei Bay Resort, he was subjected to sexual orientation harassment. Currently, the HCRC is investigating the complaint and the merits of the case have not been determined. Because the case is still under investigation, it is too soon to predict whether the HCRC will find reasonable cause to believe discrimination occurred in this case, or the outcome of the case if it ultimately went to trial. The complaint does not state any dollar amount of damages actually suffered by Mr. Broyles.

There are various other claims and lawsuits pending against the Company involving complaints which are normal and reasonably foreseeable in light of the nature of the Company's business. Management believes that such litigation is not material to the business of the Company, either individually or in the aggregate. In the opinion of management, although no assurance can be given, the resolution of these claims will not have a material adverse effect on the Company's financial position. Further, to the knowledge of management, no director, officer, affiliate or beneficial owner of record of more than 5% of the common voting stock of the Company is a party adverse to the Company or has a material adverse interest to the Company in any material legal proceeding.

                                MANAGEMENT

The following table sets forth certain information concerning the directors and executive officers of the Company as of September 22, 1997. Except as otherwise stated below, the directors will serve until the next annual meeting of stockholders or until their successors are elected or appointed, and the executive officers will serve until their successors are appointed by the Board of Directors.

      Name             Age                     Position
-----------------     ---       -------------------------------------------
Rick Wall              54        Chief Executive Officer, Director and
                                 Chairman of the Board

John Tedcastle         64        Vice Chairman of the Board and Director

Kelvin M. Bloom        38        Chief Operating Officer, Director and
                                 Senior Vice President

Kimo M. Keawe          48        Director

Hideo Nomura           47        Director

Charles E. McGee       61        Director

Ryoji Takahashi        57        Director

Judhvir Parmar         54        Director

Motoko Takahashi       53        Secretary and Director

Michael S. Nitta       38        Chief Financial Officer and Vice President
                                 Finance

Shari W. Chang         47        Senior Vice President Sales & Marketing

Steve Townsend         43        Senior Vice President Operations

Stanley Mukai          65        Interim Director

Edward Calvo, Sr.      60        Interim Director

Noboru Sekiguchi       70        Interim Director

Rick Wall. Mr. Wall was appointed the Company's chief executive officer and chairman of the board upon consummation of the Castle Plan. Mr. Wall was instrumental in the formation of Castle Limited, the negotiation and consummation of the Castle Plan and the acquisition of KRI. He was the president, director and founder of Castle Limited. During the past six years, Mr. Wall has been the managing director of HBII, which owns 62% of the Hanalei Bay Resort. Mr. Wall has been elected to the board of directors of the Hawaii Visitors & Convention Bureau and resides in Honolulu, Hawaii.

Charles E. McGee. Mr. McGee was appointed as director of the Company in November, 1993. Mr. McGee has 36 years of diversified experience in marketing, management and computer technology. From 1975 until 1992, he was senior vice president of First Insurance Company of Hawaii, Ltd., overseeing the marketing, information systems, administration and service departments. Mr. McGee had previously been president of two independent data processing services companies. In addition, he has held various senior management positions with IBM Corporation, including division manager of the Pacific region. Mr. McGee has been a resident of Hawaii for over thirty years. Mr. McGee is a graduate of LaSalle University, and has studied at Massachusetts Institute of Technology.

Kimo  M.  Keawe.   Mr.  Keawe  was  appointed  as  senior  vice  president
and director of the Company in November, 1993 following the acquisition of KRI, Inc. Mr. Keawe was also the president and chief operating officer of KRI, the company's wholly owned subsidiary doing business as Hawaiian Pacific Resorts. Mr. Keawe was instrumental in the formation of KRI in 1988, purchasing Hawaiian Pacific Resorts from its original founders. He has held numerous senior management positions throughout his hotel and resort management career, which spans over 20 years. Mr. Keawe left the companies' employ in July 1997 to pursue other interest and resigned as senior vice president of the Company and as chief operating officer of KRI, Inc. to pursue other interests. Mr. Keawe is on the advisory board of the Travel Industry Management School of Hawaii Pacific University. Mr. Keawe is a graduate of Oregon State University, and was born and raised in the State of Hawaii.

Kelvin M. Bloom. Mr. Bloom was appointed senior vice president and director of the Company in November, 1993, and was appointed Chief Operating Officer in July, 1995. Mr. Bloom is also president of Castle Hotels and Resorts, Inc., a wholly-owned subsidiary of the Company, responsible for all facets of the Condominium Resort Management Division of the Company. Prior to joining the Company, Mr. Bloom was the vice president of the Hawaii Region of Village Resorts, Inc./Horizon Hospitality Group, responsible for all Hawaiian interests and operations of that company. During his 15 years with Village Resorts, Mr. Bloom served as general manager for the Kiahuna Plantation Resort in Poipu, Kauai, and the Lakeland Village Beach and Ski Resort in Lake Tahoe, California; and executive assistant manager for the Whaler on Kaanapali Beach in Kaanapali, Maui. Mr. Bloom was previously employed by Menefee Resorts in Kihei, Maui and Sheraton Hotels in Hawaii.

Hideo Nomura. Mr. Nomura was appointed as a director of the Company in November, 1993. Since 1987, Mr. Nomura has been president of Nomura Holdings and Nomura Hitchcock Corporation, Ltd., a property related investment consulting firm based in Tokyo, Japan. Mr. Nomura is the operational executive of the Marina del Rey Residential Development in California, and was the manager of Mitsui & Company (N.Z.) Ltd. from 1982-1987. Mr. Nomura is a resident of Japan.

Ryoji Takahashi. Mr. Takahashi was appointed as a director of the Company in November, 1993. Mr. Takahashi, a resident of Japan, has, for over thirty years, been a substantial principal of Nichiman Kosan, a corporation which specializes in coordinating the installation of air conditioning and sound control systems in commercial buildings and subcontracts with over 300 companies. He is also the major stockholder of Nikkankyo Group which consists of six independent companies and has over five hundred employees. Mr. Takahashi is a graduate of Hosei University in Tokyo, Japan, where he majored in economics.

Motoko Takahashi. Ms. Takahashi is the sister of Ryoji Takahashi and was appointed secretary of the Company in August of 1994 and as director in March of 1995. Ms. Takahashi had previously served as director for various Japanese investment companies in the United States. She also currently holds the position as Vice President of N.K.C. Hawaii, Inc. Ms. Takahashi was born and completed her education in Tokyo, Japan and has resided in the United States for more than 30 years.

Judhvir Parmar. Mr. Parmar was formerly Senior Vice President of Investment Operations for International Finance Corporation (IFC), a wholly owned subsidiary of the World Bank. IFC was responsible for all private sector operations of the World Bank. A specialist in project corporate finance, Mr. Parmar was with IFC for more than 20 years and was responsible for the worldwide investment program at IFC. In August, 1993, Mr. Parmar retired from IFC to form his own consulting company. Mr. Parmar has served on the Board since November of 1995.

John G. Tedcastle. Mr. Tedcastle was appointed as a director of the Company in November, 1993. Mr. Tedcastle is experienced in the travel and hotel industry, having been involved for several years as part owner and developer of an eleven property hotel chain in New Zealand. He has also been a senior partner in a prominent law firm in Auckland, where he specialized in property, financing and general business law. Mr. Tedcastle is also the owner/operator of the Takapuna Golf course in Auckland, New Zealand, where he resides.

Michael S. Nitta. Mr. Nitta joined the Company in November, 1993 following the acquisition of KRI, Inc. Prior to joining the Company, Mr. Nitta served as secretary and treasurer of KRI. Together with Mr. Keawe, Mr. Nitta was instrumental in the formation of KRI Inc. and the acquisition of Hawaiian Pacific Resorts in 1987. Prior to the formation of KRI, Inc. Mr. Nitta served as secretary and treasurer of Hawaiian Pacific Resort Hotels Inc. from

1982. Born and residing in Hawaii, he is a graduate of the University of Hawaii and holds a Masters of Accounting Degree.

Shari W. Chang. Ms. Chang joined the Company in July, 1994 as senior vice president of sales and marketing. Prior to joining the Company, Ms. Chang was vice president of sales for Aston Hotels and Resorts and vice president of Holiday Tours. She has also served as consultant to the Hawaii Visitors Bureau. Ms. Chang graduated from the University of Hawaii, and resides in Honolulu, Hawaii.

Steve Townsend. Mr. Townsend joined the Company in July, 1997 as Senior Vice President of Operations. Mr. Townsend has 23 years of hotel and resort management experience. During his career he has held numerous senior management positions with resort and hotel management companies. Prior to joining the Company, Mr. Townsend was director of operations for Interstate Hotels prior to a one year assignment entailing rebuilding and re-opening a hurricane damaged resort in the Virgin Islands. Prior to Interstate, Mr. Townsend spent 8 years with Village Resorts, managing properties located in Hawaii. Mr Townsend is a graduate of the Hotel and Restaurant Administration School at Florida State University.

Stanley Mukai. Mr. Mukai was appointed interim director on September 22, 1997. Mr. Mukai is a graduate of the Harvard Law School and a partner in the law firm of McCorriston Miho Miller Mukai located in Honolulu, Hawaii. His expertise is in the area of taxation and Mr. Mukai has held various positions such as Advisory Board Member, Hawaii Tax Institute; Trustee, Tax Foundation of Hawaii; Co-Chairman, Tax Subcommittee, American Bar Association; Chairman, Tax Subcommittee on U.S. District and Portfolio Investment by Foreigners; and Chairman, Section of Taxation, Hawaii Bar Association.

Edward Calvo, Sr. Mr. Calvo was appointed interim director on September 22, 1997. Mr. Calvo is vice president of Calvo Enterprises, Inc., a conglomerate of ten businesses with fifteen hundred employees. They are the largest private employer on Guam. Mr. Calvo has served as a Senator in the Guam legislature and is currently the Board Chairman of the Guam Waterworks Authority.

Noboru Sekiguchi. Mr. Sekiguchi was appointed interim director on September 22, 1997. Mr. Sekiguchi is a graduate of Waseda University and is a Director and controller of Nikkankyo Group, which is the parent company of N.K.C. Hawaii. He has worked for Toyo Menka Company, one of the leading trading companies in Japan for forty years as a financial officer.

                    Committees of the Board of Directors

Audit Committee. The Board has established an Audit Committee to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls. The Audit Committee is made up of Messrs. Mukai, Calvo and Ms. Takahashi.

Compensation Committee. The Board has established a Compensation Committee to determine compensation for the Company's executive officers and to administer the Company's benefit plans. Messrs. Mukai, Parmar, Tedcastle and Ms. Takahashi are the members of the Compensation Committee.

Executive Committee. The Board has established an Executive Committee to provide additional direction to management. The Executive Committee is an advisory committee only and does not have authority to vote and approve any actions on behalf of the board of directors. Messrs. Parmar, Tedcastle, Wall and Takahashi are members of the Executive Committee.

Nominating  Committee.   The  Board  has  established  a  Nominating
Committee to recommend to the board the slate of nominees of directors to be elected by the shareholders (and any directors to be elected to the Board to fill vacancies) and to recommend directors to be

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
selected for membership on the various Board Committees. Messrs. Tedcastle and Calvo are members of the Nominating Committee.

Executive Compensation

The following table shows for the fiscal year ended July 31, 1997, the aggregate annual remuneration of each of the three highest paid persons who were executive officers or directors of the Company and the executive officers and directors as a group. The reported compensation is based on cash compensation without consideration of a restricted stock grant to Charles E. McGee described below under "Compensation of Directors".

Name of Individual            Capacities in which renumeration     Aggregate
or identity of group                    was received             renumeration
--------------------         -----------------------------------  -------------
Rick Wall                    Chairman of the Board and             $120,000
                             Chief Executive Officer

Kelvin M. Bloom              Chief Operating Officer and           $126,500
                             Senior Vice President

Kimo M. Keawe               Senior Vice President                  $124,050(1)

Officers and Directors as a Group                                  $624,200(1)

(1) Includes payments made under consulting agreement between the Company and Kimo M. Keawe.

Compensation of Directors

The Company does not have any present arrangements regarding compensation of directors for service as a director, attendance at meetings of the Board of Directors, participation on committees or other special assignments. The Board of Directors may adopt resolutions providing for reasonable compensation for participation in committees or special assignments No compensation for service as a director is presently contemplated.

The Company entered into a Consulting Agreement with Mr. Keawe on April 16, 1997. Under the terms of the agreement, Mr. Keawe will receive monthly fee of $10,000 per month for the months of May through and including November of 1997, and a monthly fee of $5,000 per month for the months of December 1997 through and including May 1998. See "Employment Contracts".

There were no arrangements pursuant to which any director of the Company was compensated during the current and most recent fiscal year for services provided solely as a director, or for attendance at any meeting of the board of directors.

Employment Contracts

The Company has entered into written employment contracts with Messrs. Bloom, Keawe and Nitta, as of November 1, 1993, Ms. Chang as of August 1, 1994, and Mr. Townsend as of July 31, 1997. Other than Messrs. Bloom, Keawe, Nitta, Townsend and Ms. Chang, the Company has entered into no employment contract with any director or executive officer.

The remaining employment agreements provide for a base salary, to be increased annually by a percentage no less than the increase in the Honolulu Consumer Price Index for the preceding twelve months. Under their respective employment agreements, the current base salary for each of Messrs. Bloom, Keawe and Nitta is $120,000 per year. However, Mr. Nitta has agreed to reduce his base salary for the current fiscal year $90,000. The current base salary for Ms. Chang and Mr. Townsend under the terms of their agreements is $100,000. The employment agreements further provide for paid vacation; a monthly automobile allowance; an annual performance bonus potential of up to 20% of the base salary (up to 15% for Ms. Chang and Mr.

Townsend), depending upon attaining pre-determined goal criteria; membership in a pension plan (not yet established) that would contribute the equivalent of 10% of base salary annually; a business development bonus (which has been waived in the past and current fiscal years); membership in a 401(k) plan; and full medical, dental and disability insurance.

The employment agreements contain a "change-in-control" provision which gives each of the employees under contract the right, upon the occurrence of a "change-in-control," to terminate their employment and receive as severance pay the total compensation remaining to be paid under the agreement as of the date of such termination or the total compensation for three years following the date of termination, whichever is greater. The term "change-in-control" is defined in each agreement as the date when persons other than the shareholders of record on the date of commencement of the term of such agreement become the beneficial owner of 51% of the Company's voting stock.

Mr. Keawe resigned as an officer and employee of the Company in accordance with an Agreement dated April 16, 1997 and the Company and Mr. Keawe have agreed to a termination of his employment contract and its related terms and conditions, to be effective as of April 1997. The Agreement specifies that the Company shall pay to Mr. Keawe a fee of $10,000 per month for the seven months ending November 1997 and $5,000 per month for the six months ending May, 1998 for a total consulting fee of $100,000. Mr. Keawe, for the consideration given, shall render consulting and advisory services to the Company on marketing, managerial and operational matters. The Agreement also calls for Mr. Keawe to transfer 32,250 shares of the Company's Common Stock owned by Mr. Keawe to the Company upon the occurrence of certain events as set forth in the Consulting Agreement.

Long Term Incentive Plans

No options (with the exception of the options discussed below in the section entitled "Options, Warrants and Rights"), stock appreciation rights or long term incentive plan awards were issued or granted to the Company's management.

The Company has a 401(k) profit sharing plan generally available to all of its employees. Under the terms of the plan, the Company is required to match 50% of the amounts contributed by participants through payroll deductions, up to a maximum of 1% of their compensation. Any employee with one year of service who is at least 21 years of age is eligible to participate.

Stock Plans

The Company's stockholders have approved a 1995 Stock Option Plan and a 1995 Stock Purchase Plan for the purposes of: (i) attracting and retaining employees, executive management and key employees with ability and initiative;
(ii) providing incentives to those deemed material to the success of the Company; and (iii) attaining a common interest for these individuals to coincide with the interests of the Company and its shareholders. No stock grants were issued for the years ended July 31, 1995 through July 31, 1997. The summaries of the 1995 Stock Option Plan and the 1995 Stock Purchase Plan set forth below are qualified in their entirety by reference to the text of plans which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

1995 Stock Option Plan

Amount of Stock. A total of 1,000,000 shares of Common Stock shall be reserved for issuance under the Plan. Shares of Common Stock issued hereunder may be authorized and reissued or issued shares acquired by the company or its Subsidiaries on the market or otherwise.

Administration.      The  Plan  will  be  administered   by   the
Compensation Committee ( the "Committee" ) of the Company's Board of Directors. The Committee, which is composed of a majority of non-employee directors, has the authority under the Plan, subject to its provisions, to select the individuals to receive grants of Options and to specify the terms and conditions of such grants.

Eligibility. Options may be granted only to present or future officers and key employees of the Company and its Subsidiaries, including Subsidiaries which become such after the adoption of the Plan. Any officer or key employee of the Company or of any such Subsidiary shall be eligible to receive one or more options under the Plan. Any director who is not an officer or employee of the Company or one of its Subsidiaries and any member of the Committee, during the time of the member's service as such or thereafter, shall be ineligible to receive an option or award under the Plan. The adoption of this Plan shall not be deemed to give any officer or employee any right to be granted an option to purchase Common Stock of the Company, except to the extent and upon such terms and conditions as may be determined by the Committee.

Options. Both nonqualified stock options ("NQOs") and incentive stock options ("ISOs"), as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), may be granted under the Plan. Options will have a maximum term of ten years. The Option exercise price must be at least 100% of the Fair Market Value of the Common Stock on the date of the Option grant.

Share Authorizations. All awards made under the Plan shall be evidenced by a written Stock Option Agreement executed by the Company and the optionee in such form as the Committee shall approve, which may be subject to and contain additional terms and conditions not inconsistent with the Plan, and in the case of an ISO, shall not be inconsistent with the provisions of the Code applicable to incentive stock options, as the Committee shall prescribe.

Nontransferability. No options granted under the Plan shall be transferable by the optionee otherwise than by will or by the laws of descent and distribution, and such option shall be exercisable, during the optionee's lifetime, only by the optionee.

Consideration. Each optionee, as consideration for the grant of an option, shall remain in the continuous employ of the Company or one of its Subsidiaries for at least one year from the date of the granting of such option. No option shall be exercisable until after the completion of such one year period of employment by the optionee.

Shareholder Rights. An optionee will have no rights as a shareholder with respect to the shares subject to the option granted until such option is exercised and the shares are issued to the optionee.

Tax Consequences. Under the present provisions of the Code, the federal income tax consequences of the Option Plan are summarized as follows:

1. Nonqualified Stock Options. The granting of a NQO to an optionee will not result in taxable income to the optionee or a deduction in computing the income tax of the Company. Upon exercise of an NQO, the excess of the fair market value of the shares acquired over the option price is (a) taxable to the optionee as ordinary income and (b) deductible in computing the Company's income tax, subject to satisfying applicable withholding requirements and general rules relating to reasonableness of compensation.

2. Incentive Stock Options. An optionee will not be deemed to receive any income at the time an ISO is granted or exercised, although the exercise may give rise to alternative tax liability for the optionee. If an optionee does not dispose of the shares acquired on exercise of an ISO within the two year period beginning on the day after the day of the grant of the ISO or within the one year period beginning on the day after the day of the transfer of the shares to the optionee, the gain (if any) on a subsequent sales (i.e., the excess of the proceeds received over the option price) will be long term capital gain and any loss the optionee may sustain on such sale will be a long term capital loss.

If the optionee disposes of the shares within the two year or one year period referred to above, the disposition is a "disqualifying disposition," and the optionee will generally realize ordinary income taxable as compensation in the year of the disqualifying disposition to the extent of the excess of the fair market value of the shares on the date of purchase over the option price, and the balance, if any, will be long term or short term capital gain depending, generally, on whether the shares were held more than one year after the ISO was exercised. To the extent the optionee recognizes compensation income with respect to a disqualifying disposition, the Company will be entitled to a corresponding deduction, subject to general rules relating to reasonableness of compensation.

Amendment of the Plan. The Board of Directors may amend or suspend the Plan at any time and from time to time. No such amendment of the Plan may, however, increase the maximum number of shares to be offered under options, or change the manner of determining the option price, or change the designation of employees or class of employees eligible to receive options, or permit the transfer or issue of stock before payment therefore in full or, without the written consent of the optionee, alter or impair any option previously granted under the Plan.


1995 Stock Purchase Plan

Amount of Stock. There shall be reserved for the granting of Options under the Plan and for issuance and sale pursuant to such Options 500,000 shares of Common Stock of the Company. The shares of Common Stock issued upon the exercise of Options under the Plan shall be made available from authorized and unissued shares of Common Stock. If for any reason shares of Common Stock as to which an Option has been granted cease to be subject to purchase thereunder, then such shares of Common Stock again shall be available for issuance pursuant to options under the Plan.

Offering Date. The Offering Date shall be semi-annual dates as set by the Board of Directors in each of the years 1996 through 2000. The Company has made no offerings in 1996.

Offering Period.   The Offering Period shall be each of the six-month periods commencing on an Offering Date.

Eligibility. Eligible Employees shall mean all Employees who have been in the employ of the Company or any of its Subsidiaries continuously for at least one year other than persons who after purchasing shares of Common Stock under the Plan would own shares of capital stock possessing five percent or more of the total combined voting power or value of all classes of outstanding capital stock of the Company or any of its Subsidiaries. Eligible Employees must be active, regular full-time or active, regular part-time employees of the Company or any of its Subsidiaries, including but not limited to officers of the Company and its Subsidiaries, provided that such employee's normal work week is at least 20 hours per week and whose customarily employment by the Company for at least five months in the calendar year and provided further that and Eligible Employee shall not include any employee who is on leave or layoff status or is otherwise inactive. For purposes of the preceding sentence, capital stock that any person may purchase under outstanding stock options shall be treated as owned by the person and the provisions of Section 425(d) of the Code shall apply. As of any Offering Date, each Eligible Employee shall be granted an Option, which shall entitle the Eligible Employee to purchase shares of Common Stock in accordance with the terms and conditions of the Plan. The maximum number of shares of Common Stock that an eligible Employee shall be entitled to purchase pursuant to such Option shall equal the lesser of (1) the number of whose shares of Common Stock purchasable for $25,000 based on the Stock Price on the applicable offering date, or (2) the number of whole shares of Common Stock purchasable for 15% of the Eligible Employee's Base Salary based on the Stock Price on the applicable offering date.

Subscription Agreements. Approximately 30 days prior to each offering date the Company will make subscription agreements available to all Eligible Employees. To subscribe for shares of Common Stock in connection with an offering period, an Eligible Employee must complete and execute a subscription agreement and deliver it to the Company prior to the offering date, or such later date as may be established by the Board of Directors of the Company for all Eligible Employees. A separate subscription agreement must be executed for each offering period under the Plan.

Purchase Date. The purchase date for the purchase of the Common Stock under the Plan shall be the last day of the offering period.

Purchase Price. The purchase price per share of Common Stock purchasable under Options granted in respect to each offering period under the Plan shall be equal to the lesser of 85% of (I) the Stock Price on the offering date, or
(ii) the Stock Price on the Purchase Date, adjusted down to the nearest one-eighth point. No fractional shares of Common Stock shall be issued under any circumstances under the Plan. In lieu of any such fractional shares, participants shall receive a cash payment based on the stock price of the applicable purchase date.

Payment. Payment for the shares of Common Stock shall be made either (I) in cash in a single lump sum on or before the purchase date, or (ii) through payroll deductions in equal installments over a period of 25 weeks, with no right of prepayment. The participant shall select the method of payment in the subscription agreement. If a participant electing to make a lump sum payment fails to make such payment on or before the purchase date, the option shall terminate automatically without any further action by the Company.

Cancellation of Participation. A participant may cancel his or her subscription in respect of any offering period at any time prior to the applicable purchase date by giving written notice of cancellation of the subscription to the Company. As soon as practicable after receipt of such notice, the Company will return the funds previously deposited by the Participant, without interest thereon.

Termination of Employment. In the event that a participant's employment with the Company and its Subsidiaries is terminated as a result of death, retirement or any other reason (other than as a result of layoff subject to recall within 90 days) prior to the purchase date applicable to an offering period in which the participant is participating in the Plan, his or her subscription and the option relating thereto shall be deemed canceled automatically without further action by the participant or Company. In the event that a participant is laid off or is on leave of absence prior to the purchase date applicable to an offering period in which such participant is participating in the plan, the participant shall continue to participate in the Plan, unless he or she does not resume employment within 90 days beginning on the date such layoff or leave commenced, in which case his or her subscription and the option relating thereto shall be deemed automatically canceled at the close of business on the 90th day after the date such layoff or leave commenced. As soon as practicable after any such cancellation, the Company will return the funds previously deposited by such participant, without interest thereon.

Transferability. Except for the issuance of shares to a participant in the name of the participant and his or her spouse as tenants by the entirety or as joint tenants with full rights of survivorship, an Eligible Employee's rights to subscribe for shares of Common Stock under the Plan and rights in respect to any Option granted under the Plan belong to the Eligible employee alone and may not be transferred, assigned to or availed of for any purpose or for any other person. Any attempt to transfer or assign any rights granted under the Plan would constitute withdrawal from the Plan.

Tax Consequences.  The Stock Purchase Plan is intended to qualify under
Section 423 of the Code. As such, if no disposition of the shares of Common Stock purchased by an employee occurs within two years of the applicable offering date or within one year from the applicable purchase date, no tax consequences will arise for the employee at the time of purchase. The employee will instead be subject to tax on the shares at the time of their disposition, and there will be no tax consequences to the Company. If the employee disposes of the shares of Common Stock prior to the time periods referenced in the preceding sentence, the employee will be deemed to have received compensation equal to the difference between the value of the shares on the date of purchase and the purchase price paid by the employee, and the Company will be allowed a tax deduction equal to the amount of compensation deemed to have been received by the employee.

Voting Required. The adoption of the Stock Purchase Plan received an affirmative vote of the holders of a majority of the shares of Common Stock at the annual meeting of the shareholders held on March 15, 1995.

Amendment and Termination. The Board of Directors of the Company may amend or terminate the Stock Purchase Plan at any time without notice; provided, however, that no participating employee's existing rights are adversely affected and that no such amendment may (I) decrease the purchase price for shares, (ii) increase the maximum number of shares purchasable by a participating employee, (iii) extend the duration of the Stock Purchase Plan or (iv) increase the number of shares offered under the Stock Purchase Plan.

      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of the Company's common stock beneficially owned as of July 31, 1997 by: (I) each of the three highest paid persons who were officers and directors of the Company, (ii) all officers and directors of the company as a Group, and (iii) each shareholder who owned more than 10% of the company's common stock, including those shares subject to outstanding options.

              Name                       Beneficially    Shares %
           and Address                    Owned  (1)    of Class (2)
--------------------------------------   ------------- -------------
Rick Wall
745 Fort Street
Honolulu, HI 96813                              815,000        15%

Kimo M. Keawe
745 Fort Street
Honolulu, HI 96813                              322,500 (3)     6%

John G. Tedcastle
745 Fort Street
Honolulu, HI 96813                              525,000        10%

Hideo Nomura
745 Fort Street
Honolulu, HI 96813                              525,000        10%

LCC Management Inc.
745 Fort Street
Honolulu, HI 96813                              525,000        10%

N.K.C. Hawaii, Inc.
745 Fort Street
Honolulu, HI 96813                              900,000        17%

All directors and officers
as a group (12 persons)                       4,263,500        80%

(1) Except as otherwise noted, the Company believes the persons named in the table have sole voting and investment power with respect to the shares of the Company's common stock set forth opposite such persons' names. Amounts shown are as of July 31, 1997 and are presented prior to the sale of the Shares in this offering.

(2) Determined on the basis of 5,386,130 shares outstanding, exclusive of the Shares in this offering and including 50,000 shares issuable to a wholly owned company of Mr. Charles E. McGee, a director of the Company. Also includes 25,000 shares issuable to Van Kasper & Company pursuant to a Common Stock Purchase Warrant.

(3) Includes 32,250 shares which Mr. Keawe has agreed to return to the Company in accordance with the terms and conditions of the Consulting Agreement between Mr. Keawe and the Company. The shares are owned by Mr. Keawe through Keawe Resorts, Inc., a corporation owned and controlled by Mr. Keawe.

(4) Includes 50,000 shares issuable to Hawaii Reservations Center Corporation, a wholly owned corporation of Mr. Charles E. McGee, a director of the Company, exercisable as of July 31, 1997. Includes 32,250 shares which Mr. Keawe has agreed to return to the Company.

Options, Warrants and Rights

In November, 1993, the Company granted an option to Kelvin Bloom to purchase 125,000 shares of the Company's common stock at an exercise price of $0.000008 per share. Mr. Bloom did not exercise any of his options in 1994, 1995, 1996 or 1997. In July 1997, Mr. Bloom forfeited all of his rights, title and interest in the stock option.

In May 1994, The Company entered into a Common Stock Purchase Warrant with Van Kasper and Company for services provided. The Warrant is for 25,000 shares exercisable on or before May 12, 1999 for a price of $1.25 per share.

In August, 1994, The Company, as part of the employment agreement with Shari Chang, agreed to give to Shari W. Chang as a bonus, 22,500 shares of the Company's common stock. The shares were issued in September 1995 and represents 0.4% of the Company's common stock currently outstanding.

In May, 1997, The Company, as part of a renegotiation of its reservation services agreement, granted to Hawaii Reservations Center Corp. an option to purchase 50,000 shares of the Company's common stock at a price of $2.00 per share. The option may be exercised between May 21, 1997 and May 20, 2002. Hawaii Reservations Center is a wholly owned corporation of Mr. Charles E. McGee, a director of the Company.

Other than the option granted to Mr. McGee there were no outstanding options, warrants or rights to purchase common stock held by any of the officers or directors of the Company or its principal shareholders.

                            CERTAIN TRANSACTIONS

The Company has a management contract with Hanalei Bay International Investors ("HBII"), a Hawaii limited partnership, for eighty seven condominium units located within the Hanalei Bay Resort. The Company also has a management contract with the Association of Apartment Owners of the Hanalei Bay Resort ("AOAO HBR") to manage the common areas of the resort. HBII was formed through the efforts of HBII Management, Inc., owned by Mr. Rick Wall, with the following partners: Siam Commercial Bank; Voyage Fourteen, Ltd., owned by Mr. John Tedcastle; L.C.C. Management Inc., owned by Mr. Judvihr Parmar; and Nomura Firm and Nomura Holdings, owned by Hideo Nomura and Kenji Nomura. In 1988 HBII made an offer to purchase all 134 units within the Hanalei Bay Resort and eighty five owners accepted the offer. Subsequently, Nichiman International became an investor in HBII. Nichiman International's controlling stockholder is Mr. Ryoji Takahashi and Mr. Takahashi is also the controlling stockholder of N.K.C. Hawaii, Inc. HBII subsequently acquired two other units. Following the acquisitions, HBII elected to form its own management company and entered into a management contract with Castle Group Hawaii, which was one of the assets acquired by the Company pursuant to the Castle Plan. See "Corporate Organization". Under terms of the management contract between HBII and Castle Group Hawaii and as acquired by the Company, the Company is required to provide full management services to HBII. Mr. Wall, Mr. Tedcastle, Mr. Hideo Nomura and Mr. Ryoji Takahashi were elected to serve on the board of directors of the Company following completion of the Castle Plan. In March of 1995, Mr. Takahashi's sister, Ms. Motoko Takahashi, was appointed Secretary and director of the Company. In November 1995, Mr. Judvihr Parmar was elected to serve on the Company's board of Directors. In November of 1995, Mr. Kelvin Bloom married the daughter of Mr. James Binger, who is a limited partner in HBII. In March of 1997, Mr. Michael Nitta was appointed Assistant Vice President of HBII Management Inc. Management believes that the terms of the management agreement between the Company and HBII are not at rates favorable to HBII, and are at rates commonly found in the industry and are similar or more profitable to the Company than other management contracts entered into by the Company.

On July 31, 1995, HBII paid the Company $150,000 to be applied against HBII's account receivable as shown in the Company's books and records in anticipation of HBII receiving the sum of $150,000 on August 1, 1995 from one of its partners. The $150,000 was not received by HBII and as a result, the Company returned to HBII the $150,000 in the form of a note receivable. On September 19, 1995, HBII repaid the note to the Company in full, together with interest.

On July 31, 1995, the Company invested $100,000 into a reorganization plan instituted by HBII. Under terms of the HBII Plan, the eighty seven units owned by HBII will be sold under a timeshare plan and investors in the timeshare plan will receive up to four times their investment over the life of the timeshare plan. It is estimated that the investors in the timeshare plan shall be paid over a period of three years. As of April 30, 1997, the Company has received a total of $152,448 from HBII, representing a return of its initial investment in the amount of $38,112, and an additional return of $114,336 representing a gain on the investment.

On August 1, 1994, the Company entered into a contract with Hawaii Reservations Center Corp. ("HRCC"), a company wholly owned by Charles E. McGee, pursuant to which HRCC shall provide reservation services for the hotels and resorts managed by the Company. Since the purchase of KRI, Inc. in accordance with the completion of the Castle Plan, reservation services had been provided by KRI, Inc. until July 31, 1994. The terms of the contract called for the Company to pay a fixed fee plus commissions and the cost of office space. See "Property". The Company also agreed to sell to HRCC the central reservations system previously owned by KRI, Inc., which consisted of computer and other office equipment. As consideration for the equipment, HRCC agreed to employ the reservation employees of KRI, Inc. and assume the liability for the accrued vacation due to said employees. The Company realized a gain of $4,372 on the transaction, as the value of the accrued vacation exceeded the net book value of the equipment sold.

Effective May 1, 1997, the Company and HRCC renegotiated the fees paid to HRCC by the Company to provide exclusive central reservations services. The renegotiated fees are based on a percentage of the room revenues for the properties managed by the Company, subject to a minimum monthly amount. Management believes that the contract between HRCC and the Company are not under favorable terms to HRCC and are at rates commonly found in the industry.

On October 31, 1994, the Company secured a line of credit with a financial institution in the amount of $300,000. As of July 31, 1997, the Company had an outstanding balance of $250,000 on the line of credit. The line of credit is personally guaranteed by Messrs. Wall, Keawe, Nomura and Tedcastle. The Company has received an extension of the due date for the line of credit through April 15, 1998.

In July of 1997, the Company completed a private placement of 222,100 shares of its stock to Development Funding, Ltd. for $2.00 per share. The Company received $425,395 after the payment of commissions charged on the private placement by Reeves Moses Hudig & Co., Ltd., a merchant banker located in New Zealand. The proceeds from the private placement were received by the Company as of September 18, 1997, and the stock certificate was subsequently issued to Development Funding, Ltd.

                         DESCRIPTION OF CAPITAL STOCK

The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Utah law and to the provisions of the Company's Articles of Incorporation and By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

General

The Articles of Incorporation of the Company, as amended, provide that the Company may issue up to 20,000,000 capital shares, consisting of 20,000,000 shares of Common Stock, par value $.02 per share. Upon completion of the sale of Common Stock offered hereby, 6,911,130 shares of Common Stock will be issued and outstanding, exclusive of the exercise of the Underwriters' over-allotment option and exclusive of the exercise of various stock options and warrants to and exclusive of shares reserved for issuance under the Company's' Stock Plans.

Common Stock

Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors and, except as otherwise required by law or except as provided in the Articles of Incorporation or Bylaws with respect to any other class or series of shares of beneficial interest, the holders of Common Stock will possess exclusive voting power over matters submitted to a vote of shareholders. The Articles of Incorporation do not provide for cumulative voting.

Holders of Common Stock have no preemptive, subscription, sinking fund or conversion rights. Holders of Common stock will be entitled to receive dividends as may be declared by the Board of Directors out of legally available funds. See "Dividend Policy". In the event of the dissolution, liquidation or winding up of the Company's' business, holders of Common Stock will be entitled to share in all net assets remaining after payment, or provision for, all known liabilities.

There is no provision in the Articles of Incorporation or By-Laws that would delay, defer or prevent a change in control of the Company.

Transfer Agent

The Transfer Agent and Registrar for the Common Stock is American Registrar and Transfer Co.

                       SHARES ELIGIBLE FOR FUTURE SALE

The sale of the Company's Common stock in the public market after this offering could adversely affect the market price of the company's Common Stock. Upon completion of this offering, the Company will have 6,911,130 shares of Common Stock outstanding immediately following this offering, (assuming the no exercise of the Underwriters' over-allotment option and exclusive of the exercise of certain stock options and warrants). The 1,600,000 shares offered hereby will generally be freely tradeable, except by affiliates and insiders of the Company. The shares owned by the officers and directors may not be sold in the absence of a registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. These stockholders have agreed, subject to certain limitations, not to offer or sell their shares of Common Stock for a period of 180 days after the date of this Prospectus. In addition, the Company has registered with the Securities and Exchange Commission a total of 1,000,000 and 500,000 reserved for issuance under the Company's Stock Option Plan and Employee Stock Purchase Plan, respectively. See "Stock Plans". The Company has also reserved 50,000 shares for issuance under a Reservations Agreement, and 25,000 for issuance in accordance with a stock warrant. See "Certain Transactions" and "Options Warrants and Rights".

                                UNDERWRITERS

The Underwriters named below, represented by Fortress Financial (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares, if they purchase any. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.


                                                  Number of Shares
     Underwriter                                  To be Purchased
----------------------------------                ----------------
Fortress Financial                                    1,600,000


The Representatives have agreed to sell, on a best efforts basis, a minimum of 800,000 shares of Common Stock up to a maximum of 1,600,000 shares, on a best efforts basis. The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 160,000 additional shares of Common Stock at the Price to Public set forth on the cover page of this Prospectus minus the Underwriting Discounts and Commissions set forth on the cover page. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. to the extent that such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

Fortress Financial Group, Ltd. Was formed as a Broker-Dealer/Investment Banking Company in late 1996. Fortress Financial Group, Ltd. Has no prior experience with respect to public offerings; however, the Principals of the firm have over twenty years of experience in the investment banking and brokerage industry. The principal business function of the investment banking department of Fortress Financial Group is to provide top-quality services to entrepreneurial corporate clients, and to assist them in implementing their capital and financial goals.

The Company and each of the executive officers and directors of the Company have agreed that for a period of 180 days from the date this Registration Statement is declared effective by the Securities Exchange Commission and thereafter for a period of one year will refrain from selling in any three-month period more than 10 percent of the Common Stock owned by such person.

The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

The  Representatives  propose  initially  to  offer  the  Common  Stock  to the  public  at  the  public  offering  price  set  forth  on  the  cover
page  of  this  Prospectus.   The Common Stock is
offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.


                               LEGAL MATTERS

The validity of the Common Stock and certain other legal matters will be passed upon for the Company by Davis Wright Tremaine and certain legal matters will be passed upon for the Underwriters by Casmir & Krage.

                                 ACCOUNTANTS

The Board of Directors has appointed Coopers & Lybrand, L.L.P. as the Company's independent public accountants. Coopers & Lybrand has audited the Company's financial statements for the fiscal years ended July 31, 1997 and 1996.

                                   EXPERTS

The audited financial statements of the Company included in this Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Coopers & Lybrand, L.L.P., independent auditors, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules. Copies of such material may also be obtained from the Commission upon the payment of prescribed fees.

Statements contained in the Prospectus as to any contracts, agreements or other documents filed as an exhibit to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such contract or document.

The Company will be required to file reports and other information with the Commission pursuant to the Securities Exchange Act of 1934. In addition to applicable legal or NASDAQ requirements, if any, holders of the Common Stock will receive annual reports containing audited financial statements with a report thereon by the Company's independent certified public accountants.

The Company will provide without charge to each person who receives a prospectus, upon written or oral request of such person, a copy of any of the information that was incorporated by reference in the prospectus (not including exhibits of the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such requests should be directed to Company's principal executive offices located at 745 Fort Street, Suite 1000, Honolulu, Hawaii 96813 (telephone:
(808) 524-0900).

                             MARKET INFORMATION


The Company's common stock is listed on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc., under the symbol "CAGU." There has been only limited trading activity in the common stock of the Company. The following table sets forth the high and low bid and asked prices for the Company's stock for each full quarter for each of the last three fiscal years ending July 31, 1997, and through October 27, 1997. The following market quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.


  Quarter Ended                    Bid Price      Asking Price
--------------------------        -----------   ----------------
October 31, 1994                     .6250           1.2500
January 31, 1995                    1.0000           1.3750
April 30, 1995                       .3750           1.0000
July 31, 1995                        .3750            .6875
October 31, 1995                     .6250            .8125
January 31, 1996                     .6250           1.1250
April 30, 1996                       .7500           1.5000
July 31, 1996                        .8750           1.7500
October 31, 1996                     .7500           1.6250
January 31, 1997                     .7500           1.7500
April 30, 1997                       .7500           1.7500
July 31, 1997                       1.1250           2.3750
October 31, 1997                    1.5000           2.3750



Holders

The number of record holders of the Company's common stock as of October 31, 1997 was approximately 270.


Dividends

The Company has not paid any dividends with respect to its common stock, and does not intend to pay dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business. There are no present material restrictions that limit the ability of the Company to pay dividends on common stock or that are likely to do so in the future.


Compliance  With Section 16(a) of the Securities Act

Section 16 of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial reports of beneficial ownership (Form 3) and reports of changes in beneficial ownership (Forms 4 and 5) of the Company's Common Stock and other equity securities of the Company. Officers, directors and greater than 10% shareholders are required by the Commissions regulations to furnish the Company with copies of all Section 16(a) reports they file.

To the Company's knowledge, all directors, officers and holders of more than 10% of the Company's common stock filed all reports required of
Section 16(a) of the Securities Exchange Act of 1934 during the current fiscal year as of the date of this Registration, summarized as follows:


Name of Reporting Person         Form Filed          Date Filed
-------------------------        ----------    -----------------------
John Tedcastle                     Form 5         September 13, 1996
Motoko Takahashi                   Form 4         August 09, 1996
Motoko Takahashi                   Form 4         February 7, 1997
Charles McGee                      Form 5         September 12, 1997
Kelvin Bloom                       Form 5         September 12, 1997
Kelvin Bloom                       Form 5 (1)     September 26, 1997
Kimo M. Keawe                      Form 3         August 8, 1997
Steve Townsend                     Form 3         August 8, 1997
Stanley Mukai                      Form 3         October 9, 1997
Edward Calvo, Sr.                  Form 3         October 10, 1997
Noboru Sekiguchi                   Form 3         October 9, 1997

(1) Amended filing


REPORTS ON FORM 8-K


The Company filed a current report on Form 8-K on August 15, 1997 regarding its potential acquisition of 51% of the authorized issued and outstanding stock of a management company situated in Indonesia.

The Company filed a current report on Form 8-K on September 26, 1997 regarding the resignation of Mr. Akira Fujii from its board of directors.

                        INDEX TO FINANCIAL STATEMENTS
                            THE CASTLE GROUP, INC.
                       CONSOLIDATED FINANCIAL STATEMENTS

                                                                    Page
                                                                    -----
Report of Independent Accountants ................................  F-2

Consolidated balance sheets at July 31, 1997 and 1996.............  F-3

Consolidated statements of operations for the years
ended July 31, 1997 and 1996......................................  F-4

Consolidated statements of shareholder's equity for the
  years ended July 31, 1997 and 1996..............................  F-5

Consolidated statements of cash flows for the years
  ended July 31, 1997 and 1996....................................  F-6

Notes to consolidated financial statements .......................  F-8

                      REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
The Castle Group, Inc.


We have audited the accompanying consolidated balance sheets of The Castle Group, Inc. and Subsidiary as of July 31, 1997 and 1996 and the related statements of operations, stockholder's equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Castle Group, Inc. and Subsidiary as of July 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                                /s/ Coopers & Lybrand, L.L.P.






Honolulu, Hawaii
September 19, 1997

                    THE CASTLE GROUP, INC. AND SUBSIDIARY
             Consolidated balance sheets - July 31, 1997 and 1996

                                                     1997           1996
                                   Assets
Current Assets:
 Cash                                             $  268,938    $  220,951
 Accounts receivable, less allowance for doubtful
   accounts of $25,405 and $18,200 in 1997 and
   1996, respectively                                820,368       737,729
 Due from related party                              197,730       371,717
 Prepaid expenses                                     89,779        56,637
 Restricted cash                                      19,941        26,536
 Deferred cost, current                                  --        159,432
 Deferred compensation expense, current                  --         50,000
                                                  -----------   -----------
     Total current assets                          1,396,756     1,623,002
                                                  -----------   ------------
Furniture, Fixtures and Equipment, Net                82,571        92,936
Other Assets:
 Deposits                                             63,021        62,971
 Investment in HBII Timeshare Program                 61,240       100,000
 Intangibles, net                                     12,928        89,937
 Deferred compensation expense, non-current             --          62,500
                                                  -----------   -----------
     Total other assets                              137,189       315,408
                                                  -----------   -----------
Total Assets                                      $1,616,516    $2,031,346
                                                  ===========   ===========
               Liabilities And Stockholders' Equity (Deficit)
Current Liabilities:
 Accounts payable                                 $  613,791    $1,062,517
 Vacation payable                                    109,233       111,183
 Wages payable                                        84,567        94,269
 Taxes payable                                        36,143        33,611
 Due to related party, current                        18,000       184,400
 Long-term debt, current                             250,000       434,432
 Deferred compensation payable                          --         250,000
 Deferred income                                      76,230       101,640
 Other accrued liabilities                           121,467       115,681
                                                  -----------   -----------
     Total current liabilities                     1,309,431     2,387,733
                                                  -----------   -----------
Due to Related Party, non-current                    166,400         --
Deferred Income                                         --          76,230
Commitments and Contingencies
Stockholders' Equity (Deficit):
 Common stock, $.02 par value, 20,000,000
  shares authorized, 5,089,030 shares issued
  and outstanding in 1997 and 1996                   101,781       101,781
 Common stock subscribed and unissued,
  222,100 shares                                      384,750         --
 Capital in excess of par                           2,118,222    2,118,222
 Accumulated deficit                               (2,464,068) ( 2,652,620)
                                                  -----------  -----------
Total stockholders' equity (deficit)                  140,685  (   432,617)
                                                  -----------  -----------
Total Liabilities and Stockholders'
   Equity (Deficit)                                $1,616,516   $2,031,346
                                                  ===========  ===========
[FN]

The accompanying notes are an integral part of the consolidated financial statements.

                    THE CASTLE GROUP, INC. AND SUBSIDIARY
                    Consolidated statements of operations
                  for the years ended July 31, 1997 and 1996

                                                      1997         1996

Revenues:
 Hotel revenues and management fees  (includes
   $167,053 in 1997 and $142,082  in 1996
   of Hawaii general excise taxes)                $ 5,219,506  $ 3,742,408
 Other income                                         966,292      369,218
                                                  -----------  -----------
     Total revenues                                 6,185,798    4,111,626
                                                  -----------  -----------
Expenses:
 Payroll and benefits                               2,401,567    1,968,255
 Rent                                               1,155,212      584,548
 Reservation expense                                  919,857      912,279
 Repairs and maintenance                              358,655      103,995
 Depreciation and amortization                        263,322      464,867
 Taxes                                                215,470      151,522
 Professional fees                                    131,271       88,822
 Advertising                                          102,351       66,220
 Insurance                                            101,984       93,351
 Travel and entertainment                              80,881       37,906
 Utilities                                             60,257       41,152
 Office expense                                        50,197       35,408
 Other                                                104,288       40,297
                                                  ------------ ------------
     Total expenses                                 5,945,312    4,588,622
                                                  ------------ ------------
     Income (loss) from operations                    240,486   (  476,996)

Other Expenses:
 Interest expense                                      51,934       67,966
                                                  ------------ ------------
Net Income (Loss)                                 $   188,552  $(  544,962)
                                                  ============ ============
Per Share Data
 Net income (loss)                                $       .04  $(      .11)
                                                  ============ ============
[FN]
The accompanying notes are an integral part of the consolidated financial statements.


                    THE CASTLE GROUP, INC. AND SUBSIDIARY
           Consolidated statements of stockholders' equity (deficit)
                  for the years ended July 31, 1997 and 1996
                                          Common
                                           Stock     Capital in
                    Common Stock         Subscribed   Excess of   Accumulated
                  Shares      Amount     & Unissued   Par Value     Deficit

Balances,
August 1, 1995    5,066,530   $ 101,331   $    --    $ 2,110,235  $(2,107,658)

Issuance of
common stock         22,500         450        --          7,987        --

Net loss for
the year ended
July 31, 1996         --          --           --           --     (  544,962)
                 ----------  ----------   ---------  -----------  ------------
Balance,
July 31, 1996    5,089,030     101,781         --      2,118,222   (2,652,620)

Stock
subscriptions
sold               222,100        --       425,399          --          --

Subscription
receivable            --          --     (  40,649)         --          --

Net income for
the year ended
July  31, 1997        --          --           --           --        188,552
                 ----------  ----------  ----------  -----------  ------------
Balance,
July 31, 1997    5,311,130   $ 101,781   $ 384,750   $ 2,118,222  $(2,464,068)
                 ==========  ==========  ==========  ===========  ============























The accompanying notes are an integral part of the consolidated financial statements.

                     THE CASTLE GROUP, INC. AND SUBSIDIARY
                     Consolidated statements of cash flows
                   for the years ended July 31, 1997 and 1996

                                                    1997        1996

Cash Flows From Operating Activities:
 Net income (loss)                                 $  188,552  $(  544,962)
 Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities -
  Depreciation and amortization                       263,322      464,867
  Amortization of deferred compensation expense       112,500       50,000
  Issuance of common stock for compensation             --           8,437
 Changes in assets and liabilities -
  Decrease (increase) in restricted cash                6,595   (   26,536)
  Decrease (increase) in accounts receivable           91,348   (  192,621)
  Increase in prepaid expenses                      (  33,142)  (   14,010)
  Decrease in deferred income                       ( 101,640)  (  101,640)
  Decrease in contract payable                      ( 159,432)  (  161,138)
 (Decrease) increase in accounts payable            ( 448,726)     393,461
 (Decrease) increase in wages payable               (   9,702)      14,965
 (Decrease) increase in vacation payable            (   1,950)      33,687
 (Decrease) in deferred compensation payable        ( 250,000)        --
  Increase in taxes payable                             2,532       21,682
  Increase in accrued liabilities                       5,786       54,698
                                                  ------------ ------------
Net cash provided by (used in)
  operating activities                              ( 333,957)         890
Cash Flows From Investing Activities:
 Purchase of furniture, fixtures & equipment        (  16,516)  (   27,645)
 Decrease in investment in HBII Timesharing            38,760         --
 Payment of deposits                                (      50)  (   30,000)
                                                  ------------ ------------
Net cash provided by (used in)
 investing activities                                  22,194   (   57,645)
                                                  ------------ ------------
Cash Flows From Financing Activities
 Proceeds from stock subscription                     384,750         --
 Repayment of long-term debt                        ( 275,000)  (  275,000)
 Proceeds of long-term debt                           250,000      275,000
                                                  ------------ ------------
Net cash provided by financing activities             359,750         --
                                                  ------------ ------------
Net Increase (Decrease) In Cash                        47,987   (   56,755)
Cash At Beginning Of Year                             220,951      277,706
                                                  ------------ ------------

Cash At End Of Year                               $   268,938  $   220,951
                                                  ============ ============

The accompanying notes are an integral part of the consolidated financial statements.




                                     F-6

                                     49

                    THE CASTLE GROUP, INC. AND SUBSIDIARY
               Consolidated statements of cash flows (continued)
                  for the years ended July 31, 1997 and 1996


                                                      1997       1996

Supplemental disclosure of cash flow information
  Cash paid during the year for interest          $    43,434  $   53,844

Supplemental schedule of noncash investing and financing activities:

  Issuance of common stock, 22,500 shares for
   compensation and services                      $       --   $    8,437

   Assignment of the leased hotel's accounts
    receivable to the Company also recorded
    as an accounts payable to the lessor                  --      150,000

   Stock subscription receivable                        40,649       --





























[FN]
The accompanying notes are an integral part of the consolidated financial statements.


                                     F-7

                                     50


                   THE CASTLE GROUP, INC. AND SUBSIDIARY
              Notes to the consolidated financial statements


1.   Summary of Significant Accounting Policies

Organization -

The Castle Group, Inc. (the Company) was incorporated under the laws of the State of Utah on August 21, 1981. The Company operates in the hotel and resort management industry in the State of Hawaii.

New Accounting Pronouncements -

In February 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 128, "Earnings Per Share" and SFAS No. 129, "Disclosure of Information About Capital Structure," which improves the earnings per share information provided in financial statements by simplifying the existing computational guidelines and revising the disclosure requirements. These statements are effective for financial statements issued for periods ending after December 15, 1997, including interim periods, and earlier application is not permitted. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which are both effective for fiscal periods beginning after December 15, 1997. The impact of these statements on the Company's current disclosures is not expected to be significant.

Principles Of Consolidation -

The consolidated financial statements include The Castle Group, Inc. and its wholly-owned subsidiary, KRI, Inc. and KRI, Inc.'s wholly-owned subsidiary, HPR Advertising, Inc. All significant intercompany transactions have been eliminated in the consolidated financial statements.

Per Share Data -

Per share data is based on the weighted average number of shares outstanding during the period without regards to common stock equivalents due to their anti-dilutive effect. In 1997 and 1996, the weighted average shares outstanding was 5,109,903 and 5,085,280, respectively.

Income Taxes -

The Company records deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in a Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are


                                     F-8

                                     51

                    THE CASTLE GROUP, INC. AND SUBSIDIARY
               Notes to the consolidated financial statements



expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Cash And Cash Equivalents -

The Company considered all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Furniture, Fixtures And Equipment -

Furniture, fixtures and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

The costs of maintenance and repairs are charged to income as incurred. Renewals and betterments are capitalized and depreciated over their estimated useful lives.

At July 31, 1997 and 1996, furniture, fixtures and equipment consisted of the following:

                                                   1997           1996

          Office equipment                     $  205,529      $  201,721
          Less accumulated depreciation         ( 122,958)      ( 108,785)
                                               -----------     -----------
                                               $   82,571      $   92,936
                                               ===========     ===========


Depreciation is computed using the declining balance and straight-line methods over the estimated useful life of the assets (5 to 7 years). For the years ended 1997 and 1996, depreciation expense was $26,881 and $26,719, respectively.

Intangibles -

Intangible assets consist of noncompetition agreements and organization costs. The noncompetition fees are being amortized over the life of the agreements (3 years) on a straight-line basis. Organization costs are being amortized on a straight-line basis over 5 years. At July 31, 1997 and 1996, the balances of those intangibles were as follows:

                    THE CASTLE GROUP, INC. AND SUBSIDIARY
                Notes to the consolidated financial statements


                                                    1997             1996

     Noncompetition agreements               $      --         $   800,000
     Organization costs                             51,714          51,714
                                               ------------    ------------
                                                    51,714         851,714
     Less accumulated amortization              (   38,786)     (  761,777)
                                               ------------    ------------
                                               $    12,928     $    89,937
                                               ============    ============

Deferred Cost -

Deferred cost represents the cost of obtaining management contracts and is being amortized on a straight-line basis over the life of the contract (see
Note 4).

Deferred Compensation Expense -

Deferred compensation expense represents the cost of common stock options issued to an officer as an inducement to enter into an employment contract. The deferred compensation expense is being amortized on a straight-line basis over the life of the contract (5 years). In 1997, the stock options were forfeited by the above mentioned officer (see Note 6).

Income Recognition -

The Company recognizes income from the management of resort properties according to terms of its various management contracts.

Concentrations of Credit Risks -

The Company's cash is deposited in savings and demand deposit accounts with financial institutions in Hawaii.

Concentration In Market Area -

The Company manages hotels primarily in Hawaii and is dependent on the state's visitor industry. Subsequent to year end, the Company expanded its operation to Saipan and is currently contemplating expansion into other areas of the Pacific Basin.

Restricted Cash -

Restricted cash consists of cash held in client trust accounts and cash pledged as collateral for an equipment lease.

                                    F-10
                                     53

                   THE CASTLE GROUP, INC. AND SUBSIDIARY
              Notes to the consolidated financial statements


Management Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Of Financial Instruments -

The carrying value of long-term debt, and deferred compensation payable approximate the fair value because of the short maturity of those instruments. The fair value of the investment in HBII Time Share Program is estimated to be $400,000 at July 31, 1997 based on future cash flow projections.


2.   Related Party Transactions

Hanalei Bay International Investors -

The Company has a hotel management agreement with Hanalei Bay International Investors (HBII) to manage the Hanalei Bay Resort (HBR). The managing general partner of HBII is also the chairman and chief executive officer of the Castle Group, Inc. Under the agreement, the Company is to receive management and incentive fees based on a percentage of gross total revenue and net income respectively. The Company also receives reservation and marketing fees based on a percentage of room revenue. During the year ended July 31, 1997, and 1996, total fee income from HBR amounted to $774,372 and $949,263, respectively. At July 31, 1997 and 1996, the Company's receivable from HBR amounted to $197,720 and $371,717, respectively.

On July 31, 1995, HBII paid the Company $150,000 to be applied against HBR's accounts receivable balance in anticipation of HBII receiving cash inflows on August 1, 1995. The anticipated cash was not received by HBII. Therefore, on August 2, 1995, the Company issued a $150,000, 6% promissory note to HBII. The promissory note matured on August 31, 1995. On October 3, 1995, HBII repaid the note in full.

On July 31, 1995, the Company invested $100,000 in HBII Time Share Program of the Hanalei Bay Resort. The Company will receive moneys based on a percentage of timesharing sales. During 1997, the Company received $155,000 from this investment of which $38,800 represents a return of the initial investment and $116,200 represents a gain recognized by the Company. At July 31, 1997, the investment was $61,240.

                                    F-11

                    THE CASTLE GROUP, INC. AND SUBSIDIARY
                Notes to the consolidated financial statements


Reservations System -

Reservations services are provided by Hawaii Reservation Center
Corporation, wholly owned by a stockholder/director who has a 2% interest in the Company. The expense in 1997 and 1996 was $919,857 and $912,279, respectively.

Due to Related Party -
                                                   1997         1996
  6% loans from stockholders, $18,000 was due
   on January 31, 1997 and $166,400 was
   extended to August 1, 1998                   $ 184,400    $ 184,400
     Less current portion                          18,000      184,400
                                                ----------   ----------
  Long-term portion due in fiscal year 1999     $ 166,400    $    --
                                                ==========   ==========

3.   Commitments and Contingencies

Leases -

The Company leases office space, vehicles and equipment expiring at various dates through 1999. The office leases may be renewed for an additional five years. Additionally, in May 1996, the Company leased a hotel under a noncancelable agreement expiring in March 1998. The lease may be renewed for an additional four years. The lessor is entitled to a percentage of the operating profit of the hotel in excess of $100,000 until April 1997. All assets, liabilities, revenues and expenses have been included in the Company's operations.

At July 31, 1997, the future minimum rental commitment under these leases was as follows:

          Schedule of minimum lease payments:

                            1998             $   863,000
                            1999                 261,000
                                             ------------
                                             $ 1,124,000
                                             ============

Rent expense under these leases amounted to $1,076,000 and $513,400 for the years ended July 31, 1997 and 1996, respectively.

                   THE CASTLE GROUP, INC. AND SUBSIDIARY
              Notes to the consolidated financial statements


Management Contracts -

The Company manages several hotels and resorts under management agreements expiring at various dates through December 1999. Several of these management agreements contain automatic extensions for periods of 1 to 10 years. Management fees received are based on the revenues and net available cash flows of the hotels' operations as defined in the management agreements.

In addition, the Company has sales, marketing and reservations agreements with other hotels and resorts expiring at various dates through December 1997. Several of these agreements contain automatic extensions for periods of one month to three years. Fees received are based on revenues, net available cash flows or commissions as defined in the agreements.


4.  Loan And Contract Payable

At July 31, 1997 and 1996, long-term debt consisted of the following:

                                                      1997          1996

Contract payable in monthly installments of
 $15,080, expiring in June 1997 (see below).      $     --      $  159,432

$300,000 line of credit from a bank with drawings
 due within 90 days from withdrawal, with interest
 (10.50% at July 31, 1997) at  2.00% above the
 bank's base rate due on September 30, 1997.  The
 Company's accounts receivable are pledged as
 collateral and  several of the Company's
 directors are named  as guarantors.                 250,000       275,000
                                                  -----------   -----------
                                                  $  250,000    $  434,432
                                                  ===========   ===========

5.  Employee Benefits

The Company and its subsidiary have a 401(k) Profit Sharing Plan for its employees. Under the terms of the Plan, the Company may match 50% of the compensation reduction of the participants

                    THE CASTLE GROUP, INC. AND SUBSIDIARY
               Notes to the consolidated financial statements


in the Plan up to 1% of compensation. Any employee with one year service and 1,000 credit hours of service, who is at least twenty-one years old is eligible to participate. For the years ended July 31, 1997 and 1996, no contributions were made by the Company.

The Subsidiary has a Flexible Benefits Plan. The participants in this plan are allowed to make pre-tax premium elections which are intended to be excluded from income as provided by Section 125 of the Internal Revenue Code of 1986. To be eligible, an employee must have been employed for 90 days. The benefits include group medical insurance, vision care insurance, disability insurance, cancer insurance, group dental coverage, group term life insurance and accident insurance. On October 1, 1995, the Plan was amended to include all employees of the Company effective January 1, 1997.

6. Capital Stock

Capital Stock Issuances -

On September 30, 1995, the Company issued to an officer 22,500 shares of common stock as compensation for services rendered. The compensation recorded was equivalent to the fair market value of the stock on September 30, 1995.

Common Stock Warrants -

In May 1994, the Company issued warrants to acquire up to 25,000 shares of common stock for $1.25 per share, exercisable through May 1999 in exchange for consulting services rendered. No warrants have been exercised for 1997 and 1996.

Common Stock Options -

In November 1993, as an inducement to enter into an employment contract with the Company, the Company issued options to an officer of the Company to obtain 125,000 shares of common stock for one dollar, exercisable by December 2, 1998. The transaction was recorded as deferred compensation expense and deferred compensation payable of $250,000, representing the fair value of the common stock option at the date of grant. In 1995, the option period was amended to be only exercisable after August 1, 1996 but before December 2, 1998. No options have been exercised for 1996 and in 1997, the options were forfeited by the officer. The deferred compensation payable of $250,000 and the unamortized balance of the deferred compensation expense of $62,500 were eliminated which reduced payroll and benefits expense by $187,500 in 1997.

                    THE CASTLE GROUP, INC. AND SUBSIDIARY
                Notes to the consolidated financial statements



In May 1997, the Company, as part of a renegotiation of its reservation services agreement, granted an option to purchase 50,000 shares of the Company's common stock at a price of $2 per share to Hawaii Reservation Center Corporation which is wholly owned by a stockholder/director of the Company. The option may be exercised between May 1997 and 2000 and had not been exercised as of July 31, 1997.

Stock Subscriptions -

In July 1997, 222,100 common shares were subscribed at $2 per share. As of July 31, 1997, the Company received $384,750, net of stock issuance expenses of $18,806, with a receivable balance of $40,649 at July 31, 1997. The subscription receivable was collected in September 1997, at which time, the shares were issued to the subscriber.


7.  Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of July 31, 1997 and 1996 are as follows:

                                            1997           1996
Deferred tax assets-
 Vacation pay                           $     7,000    $     7,000
 Deferred compensation expense                 --           55,000
 Noncompetition agreement                   240,000        235,000
 Deferred income                             31,000         71,000
 Net operating loss                         738,000        775,000
                                        ------------   ------------
                                          1,016,000      1,143,000
Deferred tax liability-
 Furniture, fixtures and equipment      (     8,000)   (     7,000)
                                        ------------   ------------
Net deferred tax asset                    1,008,000      1,136,000
Valuation allowance                     ( 1,008,000)   ( 1,136,000)
                                        ------------   ------------
                                        $     --       $    --
                                        ============   ============

In 1997, $37,000 of net operating losses was utilized to offset current year taxable income.

The net change during 1997 and 1996 in the total valuation allowance was a decrease of $128,000 and an increase of $304,000, respectively.

                   THE CASTLE GROUP, INC. AND SUBSIDIARY
               Notes to the consolidated financial statements



The Company has a net operating loss carryforward for income tax purposes of $1,844,400 at July 31, 1997 which expires at various dates through fiscal year 2011.


8.  Litigation

There are various claims and lawsuits pending against the Company involving complaints which are normal and reasonably foreseeable in light of the nature of the Company's business. In the opinion of management, the resolution of these claims will not have a material adverse effect on the Company's financial position.

                                  PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.  Indemnification of Directors and Officers

There is no provision in the Articles of Incorporation, Bylaws or any contract or other instrument that insures or indemnifies a controlling person, director or officer of the Company against liability in any of these capacities; however, the Utah Revised Business Corporation Act (the "Act") does contain provisions regarding such indemnity.

The Act provides that a corporation may indemnify an individual who has been made a party to a proceeding because he or she was a director against liability incurred if the conduct was in good faith and he or she reasonably believed that the conduct was in or not opposed to the corporation's best interests; and in the case of any criminal proceeding, he or she had no reasonable cause to believe the conduct was unlawful. A corporation may not indemnify a director under this Section in connection with a proceeding by or in the right of a corporation in which the director was adjudged liable to the corporation or in connection with any proceeding claiming the director derived an improper personal benefit, whether involving action in his or her official capacity, in which proceeding he or she was adjudged liable on the basis that he or she derived an improper personal benefit.
The indemnification permitted by this Section is limited to reasonable expenses incurred in connection with the proceeding. The Act further provides that unless limited by the Articles of Incorporation, a corporation shall indemnify a director who is successful on the merits or otherwise in the defense of any proceeding or in the defense of any claim, issue or matter in the proceeding, to which he or she was a party because he or she was a director of the corporation, against reasonable expenses incurred in connection with the successful defense of any such proceeding or claim.

A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the director furnishes the corporation with written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct described in the Act; the director furnishes the corporation with a written undertaking to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct; and a determination is made that the facts then known to those making such determination would not preclude such indemnification.

A director may also seek court-ordered indemnification under the Act, provided that such indemnification is limited to reasonable expenses incurred, and the court may order such indemnification regardless of whether the director has met the applicable standard of conduct set forth in the Act.

The Act outlines the requirements for determining and authorizing indemnification of directors, and provides that a determination shall be made by a majority vote of the Board of Directors, with only those directors not party to the proceeding being counted in satisfying the presence of a quorum; or, if a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors designated by the Board of Directors, which committee shall consist of two or more directors not party to the proceeding, except that directors who are party to the proceeding may participate in the designation of directors for the committee; or by special legal counsel selected by a quorum of the Board of Directors or its committee, or if a quorum cannot be obtained and a committee cannot be designated, selected by a majority vote of the full Board of Directors, in which selection directors who are party to the proceeding may participate; or by the stockholders, by a majority of the votes entitled to be cast by the holders of qualified shares present in person or by proxy at a meeting.

Officers, employees, fiduciaries and agents may also be indemnified pursuant to the Act, unless the Articles of Incorporation provide otherwise. An officer is entitled to mandatory indemnification and may apply for court-ordered indemnification to the same extent as a director under the Act. A corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent to the same extent as to any director; and may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its Articles of

Incorporation, Bylaws, general or specific action of its Board of Directors or contract. A corporation may purchase insurance to indemnify any such persons pursuant to the Act, regardless of whether the corporation has the power to indemnify any such persons under other provisions of this Act.

The Act provides that provisions concerning a corporation's indemnification of or advance for expenses to a director contained in its Articles of Incorporation or Bylaws, or a resolution of its stockholders or Board of Directors, or in a contract (except an insurance policy) or otherwise, are valid only if and to the extent the provision is not inconsistent with the Utah Revised Business Corporation Act. If the Articles of Incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the Articles of Incorporation.

There is no provision in the Articles of Incorporation or Bylaws of the Company granting, limiting or denying the right to indemnify directors, executive officers, employees, fiduciaries or agents of the Company.


Item 2. Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered:


   SEC Registration Fee                                   $     1,655
   NASD Filing Fee                                              1,000
   Nasdaq National Market application fee                      10,000
   Blue Sky fees and expenses                                  15,000
   Printing and engraving expenses                             50,000
   Legal fees and expenses                                    100,000
   Accounting fees and expenses                                25,000
   Transfer Agent and Registrar fees                            5,000
   Miscellaneous                                               12,345
                                                          ------------
   Total                                                  $   220,000
                                                          ============

Item 3. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

The undersigned Registrant hereby undertakes that:

   (1)  For purposes of determining any liability under the Securities
Act, the information omitted from the form of the Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


Item 4. Unregistered Securities Issued or Sold Within One Year.

In May, 1997, The Company, as part of a renegotiation of its reservation services agreement, granted to Hawaii Reservations Center Corp. an option to purchase 50,000 shares of the Company's common stock at a price of $2.00 per share. The option may be exercised between May 21, 1997 and May 20, 2002. Hawaii Reservations Center is a wholly owned corporation of Mr. Charles E. McGee, a director of the Company.

Other than the option to Mr. McGee, there were no other issuances of unregistered securities within the last year.

(indicate section of Act relied upon for exemption from the registration requirements)


Item 5. Exhibits and Financial Statement Schedules

(a) Exhibits

                                                                      Sequential
Exhibit                                                                  Page
Number                        Description                               Number
------  ------------------------------------------------------------  ---------
1.1     Form of Underwriting Agreement

2.1     Restated Articles of Incorporation of The Castle Group, Inc.,
        incorporated by reference to the Company's Registration
        Statement on Form 10-SB                                            *

2.2     By-Laws as amended of The Castle Group, Inc.,effective
        02/01/95, incorporated by reference to Exhibit 2.2 to the
        Company's quarterly report on form 10-QSB for the quarter
        ending 04/30/96                                                    *

6.1     Agreement and Plan of Reorganization dated 11/08/93 by and among The Castle Group, Inc., Bernard Wall Trust, LCC, Ltd.,
        John Tedcastle, Hideo Nomura, and Castle Group, Limited, with exhibits, incorporated by reference to Exhibit 10.1 to the
        Company's Registration Statement on Form 10-SB.                    *

6.2     Stock Purchase Agreement dated 11/10/93, by and among The
        Castle Group, Inc., Keawe Resorts, Inc., Maui Beach Hotel,
        Inc., M.K. & Sons, Inc., TN Group Hawaii, Inc., Michael S.
        Nitta, Saburo and Mitsue Maruyama, Shigeru Shinno, James
        Kurita, and KRI, inc., with exhibits, incorporated by
        reference to Exhibit 10.2 to the Company's registration
        statement on form 10-SB.                                           *

6.3     Kelvin Bloom Employment Agreement dated 12/02/93, between the
        Company and Kelvin Bloom, incorporated by reference to Exhibit
        10.3 to the Company's Registration Statement on Form 10-SB.        *




                                       62

6.4     Kimo M. Keawe Employment Agreement dated 07/30/94, effective as of 11/10/93 between Kimo M. Keawe and the Company,
        incorporated by reference to Exhibit 6.4 to the Company's
        Annual Report on Form 10-KSB for the year ended 07/31/94.          *

6.5     Michael S. Nitta Employment Agreement dated 07/30/94,
        effective as of 11/10/93 between Michael S. Nitta and the
        Company, incorporated by reference to Exhibit 6.5 to the
        Company's Annual Report on Form 10-KSB for the year ended
        07/31/94.                                                          *

6.6     Shari W. Chang Employment Agreement dated 07/15/94, effective as of 07/16/94, between Shari W. Chang and the Company,
        incorporated by reference to Exhibit 6.6 to the Company's
        Annual Report on Form 10-KSB for the year ended 07/31/94.          *

6.7     Sublease Agreement dated 09/16/93, between rush Moore Craven
        Sutton Morry & Beh and The Castle Group Limited for the
        Company's principle executive offices, incorporated by
        reference to the Company's Registration Statement on Form
        10-SB.                                                             *

6.8     Lease Agreement dated 04/01/88, between Hirano Enterprises,
        Cen Pac Properties, Inc., and KRI, Inc., dba Hawaiian Pacific Resorts, as renewed by agreement dated 05/03/93, incorporated by reference to Exhibit 10.5 to the Company's Registration
        Statement on Form 10-SB.                                           *

6.9     Reservation Services Agreement dated 08/01/94 between the
        Company and Hawaii Reservations Center Corp., incorporated by reference to Exhibit 6.9 to the Company's Quarterly Report on
        Form 10-QSB for the quarter  ended 10/31/94.                       *

6.10    Stock Acquisition Agreement between the Company and Shari
        Chang dated 09/10/95, incorporated by reference to the
        Company's Annual Report on Form 10-KSB for the year ended
        07/31/95.                                                          *

6.11    Revolving Line of Credit Loan Agreement dated 10/21/94 between the Company, Castle Resorts & Hotels, Inc., KRI, Inc., Hawaii National Bank, Rick Wall, John Tedcastle, Kimo M. Keawe and
        Hideo Nomura, incorporated by reference to Exhibit 6.11 to the Company's Annual Report on Form 10-KSB for the year ended
        07/31/95.                                                          *

6.12    Letter dated 10/17/95 from Kimo M. Keawe to KRI, Inc.
        stockholders, together with Promissory Notes dated 07/31/95 payable to Maui Beach Hotel, Inc. for $12,000, James Kurita for $6,000, Saburo or Mitsue Maruyama for $3,600, TN Group,
        Hawaii, Inc. for $6,000, M.K. & Sons, Inc. for $6,000,
        Michael S. Nitta for $16,800, and Keawe Resorts, Inc. for
        $122,000; incorporated by reference to Exhibit 6.12 to the
        Company's Annual Report on Form 10-KSB for the year ended
        07/31/95.                                                          *

6.13    Second Amendment to Letter of Agreement dated 12/02/93
        between Kelvin Bloom and the Company, incorporated by
        reference to Exhibit 6.13 to the Company's Annual Report on
        Form 10-KSB for the year ended 07/31/95.                           *

6.14    Extension of Revolving Line of Credit Agreement dated
        12/18/95 between The Castle Group, Inc., KRI, inc., Castle
        Resorts & Hotels, Inc., and Hawaii National Bank, incorporated by reference to Exhibit 6.14 to the Company's Annual Report on
        Form 10-KSB for the year ended 07/31/96.                           *

6.15 Extension of Revolving Line of Credit Agreement dated 1/18/96 between The Castle Group, Inc., KRI, inc., Castle Resorts &
        Hotels, Inc., and Hawaii National Bank, incorporated by
        reference to Exhibit 6.15 to the Company's Annual Report on
        Form 10-KSB for the year ended 07/31/96.                           *

6.16    Extension of Revolving Line of Credit Agreement dated 6/5/96 between The Castle Group, Inc., KRI, inc., Castle Resorts &
        Hotels, Inc., and Hawaii National Bank, incorporated by
        reference to Exhibit 6.16 to the Company's Annual Report on
        Form 10-KSB for the year ended 07/31/96.                           *

6.17    Extension of Revolving Line of Credit Agreement dated
        12/11/96 between The Castle Group, Inc., KRI, Inc., Castle
        Resorts & Hotels, Inc., and Hawaii National Bank, incorporated by reference to Exhibit 6.17 to the Company's Annual Report on
        Form 10-KSB for the year ended 07/31/97.                           *

6.18    Extension of Revolving Line of Credit Agreement dated 3/5/97 between The Castle Group, Inc., KRI, Inc., Castle Resorts &
        Hotels, Inc., and Hawaii National Bank, incorporated by
        reference to Exhibit 6.18 to the Company's Annual Report on
        Form 10-KSB for the year ended 07/31/97.                           *

6.19 Extension of Revolving Line of Credit Agreement dated 6/30/97 between The Castle Group, Inc., KRI, Inc., Castle Resorts &
        Hotels, Inc., and Hawaii National Bank, incorporated by
        reference to Exhibit 6.18 to the Company's Annual Report on
        Form 10-KSB for the year ended 07/31/97.                           *

6.20    Stock Option Agreement Dated May 1, 1997 between the Company and Hawaii Reservation Center Corporation, incorporated by reference to Exhibit 6.20 to the Company's Annual Report on
        Form 10-KSB for the year ended July 31, 1997.                      *

6.21    Employment Agreement dated May 1, 1997 between the Company and Steve Townsend incorporated by reference to Exhibit 6.21 to the Company's Annual Report on Form 10-KSB for the year
        ended July 31, 1997.                                               *

6.22    Consulting Agreement between Kimo M. Keawe, Keawe Resorts,
        Inc. and The Castle Group, Inc. dated April 16, 1997
        incorporated by reference to Exhibit 6.22 to the Company's
        Annual Report on Form 10-KSB for the year ended July 31, 1997.     *

6.23    Amendment to Consulting Agreement between Kimo M. Keawe,
        Keawe Resorts, Inc. And The Castle Group, Inc. dated April
        16, 1997 incorporated by reference to Exhibit 6.23 to the
        Company's Annual Report on Form 10-KSB for the year ended
        July 31, 1997.                                                     *

6.24    Letter dated July 31, 1997 from Kelvin Bloom forfeiting his stock option and all amendments incorporated by reference to
        Exhibit 6.24 to the Company's Annual Report on Form 10-KSB for
        the year ended July 31, 1997.                                      *

6.25    Amendment to Promissory Notes from the Company to Saburo or
        Mitsue Maruyama for $3,600; Michael S. Nitta for $16,800;
        Keawe Resorts, Inc. for $122,000; M.K. & Sons, Inc. for
        $12,000; Shigeru Shinno for $6,000; and T.N. Group Hawaii,
        Inc. for $6,000 incorporated by reference to Exhibit 6.25 to the Company's Annual Report on Form 10-KSB for the year ended
        July 31, 1997.                                                     *

23.1    Consent of Coopers & Lybrand L.L.P.                                66

23.2    Opinion of Davis Wright Tremaine


(b)  Financial Statement Schedules

     None

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Honolulu, State of Hawaii, on November 4, 1997.

                                      THE CASTLE GROUP, INC.
                                      a Utah corporation

                                      By: \s\ Rick Wall
                                         ----------------------------------
                                         Rick Wall
                                         Chairman of the Board of Directors
                                          and Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 4th day of November, 1997 in the capacities indicated.

        Name                                    Title
\s\ Rick Wall                    Chairman of the Board of Directors and
-------------------------        Chief Executive Officer and Director
Rick Wall

\s\ John Tedcastle               Vice Chairman of the Board of Directors
-------------------------        and Director
John Tedcastle

\s\ Judvihr Parmar               Director
-------------------------
Judvihr Parmar

\s\ Ryoji Takahashi              Director
-------------------------
Ryoji Takahashi

\s\ Kimo M. Keawe                Director
-------------------------
Kimo M. Keawe

\s\ Charles E. McGee             Director
-------------------------
Charles E. McGee

\s\ Hideo Nomura                 Director
-------------------------
Hideo Nomura

\s\ Motoko Takahashi             Secretary and Director
-------------------------
Motoko Takahashi

\s\ Kelvin Bloom                 Chief Operating Officer, Director,
-------------------------        and Senior Vice President
Kelvin Bloom

\s\ Michael S. Nitta             Chief Financial Officer and
-------------------------        and Vice President Finance
Michael S. Nitta

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COOPERS & LYBRAND L.L.P.




                      CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the inclusion in this registration statement of The Castle Group, Inc. on Form SB-2 to be filed on or about November 3, 1997, of our report dated September 19, 1997, on our audits of the financial statements of The Castle Group, Inc. and Subsidiary as of July 31, 1997 and 1996, and for the years then ended, which report is included in the 1997 Annual Report on Form 10-KSB and in this registration statement. We also consent to the reference to our firm under the caption "Experts".


                                                  /s/ Coopers & Lybrand L.L.P.

                                                  COOPERS & LYBRAND L.L.P.


Honolulu, Hawaii
November 3, 1997








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